Filed pursuant to General Instruction II.L of Form F-10

File No. 333-211780

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the short form base shelf prospectus dated June 16, 2016 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference herein and therein, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8, and are also available electronically at www.sedar.com.

PROSPECTUS SUPPLEMENT

To the Short Form Base Shelf Prospectus dated June 16, 2016

New Issue	June 20, 2016

BALLARD POWER SYSTEMS INC.

1,797,563 Common Shares

This prospectus supplement relates to: (i) up to 122,563 common shares (the “March 2013 Warrant Shares”) of Ballard Power Systems Inc. (“Ballard”, the “Company”, “we” or “us”) issuable from time to time on exercise of the 122,563 share purchase warrants (the “March 2013 Warrants”) issued by the Company on March 26, 2013; (ii) up to 1,675,000 common shares (the “October 2013 Warrant Shares” and, together with the March 2013 Warrant Shares, the “Warrant Shares”) of the Company issuable from time to time on exercise of the 1,675,000 share purchase warrants (the “October 2013 Warrants” and, together with the March 2013 Warrants, the “Warrants”) issued by the Company on October 9, 2013; and (iii) such indeterminate number of additional Warrant Shares that may be issuable by reason of the anti-dilution provisions contained in the warrant certificates governing the Warrants. The March 2013 Warrants expire on March 26, 2018 and the October 2013 Warrants expire on October 9, 2018.

On March 22, 2013, the Company filed a prospectus supplement (the “March 2013 Prospectus Supplement”) to its short form base shelf prospectus dated April 23, 2012 (the “2012 Prospectus”) with the securities commission or similar regulatory authority in each of the provinces and territories of Canada, except Quebec (the “Commissions”) and a registration statement on Form F-10 with the United States Securities and Exchange Commission (the “SEC”) relating to the offering (the “March 2013 Unit Offering”) of 7,275,000 units (the “March 2013 Units”) by the Company, each March 2013 Unit consisting of one common share (the “Common Shares”) and one March 2013 Warrant. The March 2013 Unit Offering was completed on March 26, 2013. The exercise price of the March 2013 Warrants was determined by negotiation between the Company and the underwriter (the “Underwriter”).

On October 3, 2013, the Company filed a prospectus supplement (the “October 2013 Prospectus Supplement” and, together with the March 2013 Prospectus Supplement, the “2013 Prospectus Supplements”) to its 2012 Prospectus with the Commissions and a registration statement on Form F-10 with the SEC relating to the offering (the “October 2013 Unit Offering”) of 10,350,000 units (“October 2013 Units”) by the Company, each October 2013 Unit consisting of one Common Share and 0.25 of an October 2013 Warrant. The October 2013 Unit Offering was completed on October 9, 2013. The exercise price of the October 2013 Warrants was determined by negotiation between the Company and the Underwriter.

On May 23, 2014, the Company filed a prospectus supplement (the “2014 Supplement”) to its short form base shelf prospectus dated May 21, 2014 (the “2014 Prospectus”) with the Commissions and a registration statement on Form F-10 with the SEC. The 2014 Supplement replaced the 2013 Supplements in order to maintain the registration of the offering of the Warrant Shares under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”).

This Prospectus Supplement replaces the 2014 Supplement and registers the offering of the Warrant Shares under the the U.S. Securities Act in accordance with the multi-jurisdictional disclosure system adopted by the SEC and the securities commission or similar regulatory authority in each of the provinces and territories of Canada. This Prospectus Supplement does not qualify the distribution of the Warrant Shares in any of the provinces or territories of Canada.

The Common Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “BLD” and on the NASDAQ Global Market (“NASDAQ”) under the symbol “BLDP”. The Warrants are not listed on any exchange.

Investing in the Common Shares involves significant risks. You should carefully read the “Risk Factors” section beginning on page 4 of the accompanying short form base shelf prospectus dated June 16, 2016 (the “Prospectus”).

No underwriter has been involved in the preparation of, or has performed any review of, this Prospectus Supplement or the accompanying Prospectus.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus Supplement and the Prospectus in accordance with Canadian disclosure requirements. Investors should be aware that such requirements are different from those of the United States. The financial statements incorporated by reference in this Prospectus Supplement and the Prospectus have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

Investors should be aware that the acquisition, holding or disposition of the Warrant Shares may have tax consequences both in Canada and the United States. This Prospectus Supplement and the accompanying Prospectus may not describe fully all of the tax consequences that are relevant to you, given your particular circumstances. You should read the tax discussion contained in this Prospectus Supplement and consult your own tax advisor with respect to your own particular circumstances.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that the Underwriter or some or all of the experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

NEITHER THE SEC, ANY SECURITIES REGULATOR OF ANY STATE OF THE UNITED STATES NOR ANY CANADIAN REGULATORY AUTHORITY HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS ARE TRUTHFUL, COMPLETE OR ADEQUATE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The financial information of the Company contained in the documents incorporated by reference herein are presented in United States dollars. References in this Prospectus to “$” and “US$” are to United States dollars. Canadian dollars are indicated by the symbol “CDN$”.

The Company’s registered office is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8, and the Company’s principal executive and head office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8.

ii

IMPORTANT NOTICE ABOUT THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT

This document is in two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Warrant Shares issuable upon exercise of the Warrants and also adds to and updates information contained in the accompanying Prospectus and the documents incorporated by reference into this Prospectus Supplement and the Prospectus. The second part, the Prospectus, gives more general information, some of which may not apply to the Warrant Shares being offered under this Prospectus Supplement.

You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Prospectus. If the description of the Warrant Shares varies between this Prospectus Supplement and the Prospectus, you should rely on the information in this Prospectus Supplement. The Company has not authorized anyone to provide investors with different or additional information. If anyone provides you with any additional, different or inconsistent information, you should not rely on it. The Company is not making an offer of the Warrant Shares in any jurisdiction where the offer is not permitted by law. You should not assume that the information contained in or incorporated by reference in this Prospectus Supplement or the Prospectus is accurate as of any date other than the date of the document in which such information appears. Our business, financial condition, results of operations and prospects may have changed since those dates. Information in this Prospectus Supplement updates and modifies the information in the accompanying Prospectus and information incorporated by reference herein and therein. To the extent that any statement made in this Prospectus Supplement differs from those in the accompanying Prospectus, the statements made in the accompanying Prospectus and the information incorporated by reference herein and therein are deemed modified or superseded by the statements made by this Prospectus Supplement.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein contain certain “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. When used in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, or the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. The forward-looking statements pertain to, among other things:

•                              our ability to develop commercially viable fuel cell products;

•                              our ability to achieve, sustain and increase profitability;

•                              demand and market acceptance for our products;

•                              our ability to successfully execute our business plan;

•                              our dependence on a single customer in certain of our markets;

•                              our ability to develop efficient, low-cost, high-volume automated processes and to achieve planned increases in production capacity;

•                              the impact of global economic conditions on our business and our key suppliers and customers;

•                              our ability to predict future revenues or results of operations;

•                              the expansion of our business through acquisitions;

•                              our ability to secure and retain international customers;

•                              the impact of exchange rate fluctuations on our financial results;

•                              commodity prices, and in particular, the price of platinum;

•                              our dependence on system integrators and original equipment manufacturers (“OEMs”);

•                              ongoing relationships between us and third party suppliers;

•                              our ability to compete with our competitors and their technologies;

•                              our ability to attract and retain qualified personnel;

•                              the effect of public policy and regulatory changes on the market for our products;

•                              our ability to protect, expand and exploit our intellectual property;

•                              our compliance with increasingly stringent environmental laws and regulations; and

•                              the potential exposure of our products to product liability claims.

The forward-looking statements are based on a number of key expectations and assumptions made by our management, including, but not limited to:

•                              our ability to generate new sales;

•                              our ability to produce, deliver and sell the expected product volumes at the expected prices;

•                              our ability to control costs;

•                              market demand for our products;

•                              the successful execution of our business plan;

•                              achievement of current timetables for product development programs and sales;

•                              the availability and cost of raw materials, labour and supplies;

•                              the availability of additional capital; and

•                              general economic and financial market conditions.

Although we believe that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on such forward-looking statements. The forward-looking statements reflect our current views with respect to future events based on currently available information and are inherently subject to risks and uncertainties. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein, including, but not limited to:

•                              the condition of the global economy;

•                              the rate of mass adoption of our products;

•                              changes in product pricing;

•                              changes in our customers’ requirements, the competitive environment and related market conditions;

•                              product development delays;

•                              changes in the availability or price of raw materials, labour and supplies;

•                              our ability to attract and retain business partners, suppliers, employees and customers;

•                              changing environmental regulations;

•                              our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements;

•                              our ability to protect our intellectual property;

•                              the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and

•                              those risks discussed in this Prospectus Supplement and in the Prospectus under the heading “Risk Factors”.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Although Ballard has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect changes in assumptions or the occurrence of anticipated or unanticipated events, except as required by law.

We qualify all the forward-looking statements contained in this Prospectus Supplement, the Prospectus and the documents incorporated by reference herein and therein by the foregoing cautionary statements.

FINANCIAL INFORMATION AND CURRENCY

The financial statements of the Company incorporated by reference in this Prospectus Supplement are reported in United States dollars. The Company transitioned to IFRS effective January 1, 2010 and the Company’s financial statements as incorporated by reference in this Prospectus Supplement have been prepared in accordance with IFRS.

References in this Prospectus Supplement to “$” and “US$” are to United States dollars. Canadian dollars are indicated by the symbol “CDN$”.

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the Canadian dollar, on the last day of each month during such periods; and (iii) the high and low exchange rates for the Canadian dollar, expressed in U.S. dollars, during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars:

		Fiscal Year Ended December 31
	January 1 to March 31, 2016	2015	2014
Rate at the end of period	0.7710	0.7225	0.8620
Average rate during period	0.7282	0.7820	0.9054
Highest rate during period	0.7715	0.8527	0.9422
Lowest rate during period	0.6854	0.7148	0.8589

On June 17, 2016, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was CDN$1.00 = US$0.7765.

PLAN OF DISTRIBUTION

This Prospectus Supplement relates to (i) 122,563 March 2013 Warrant Shares issuable from time to time on exercise of 122,563 March 2013 Warrants issued by the Company on March 26, 2013; (ii) 1,675,000 October 2013 Warrant Shares issuable from time to time on exercise of 1,675,000 October 2013 Warrants; and (iii) such indeterminate number of additional Warrant Shares that may be issuable by reason of the anti-dilution provisions contained in the warrant certificates governing the Warrants. Each whole March 2013 Warrant will entitle the purchaser to purchase one Common Share for a price of US$1.50 at any time on or prior to 5:00 p.m. (Vancouver time) on March 26, 2018 (the “March 2013 Warrant Expiry Time”). Each whole October 2013 Warrant will entitle the purchaser to purchase one Common Share for a price of US$2.00 at any time on or prior to 5:00 p.m. (Vancouver time) on October 9, 2018 (the “October 2013 Warrant Expiry Time”).

On April 23, 2012, the Company filed the 2012 Prospectus with the Commissions and a registration statement on Form F-10, as amended (File No. 333-180579) (the “2012 Registration Statement”), with the SEC relating to the offering by the Company from time to time during the 25 months that the 2012 Prospectus remained valid, and for so long as the 2012 Registration Statement remained effective, of up to US$75,000,000 of Common Shares, preferred shares, warrants or units. The 2012 Registration Statement went effective pursuant to Rule 467(a) of the U.S. Securities Act on April 23, 2012.

On March 21, 2013, the Company filed the March 2013 Prospectus Supplement with the Commissions, in respect of the 2012 Prospectus, and with the SEC, in respect of the 2012 Registration Statement. The March 2013 Prospectus Supplement related to the March 2013 Unit Offering by the Company to the public in Canada and the United States of March 2013 Units, each March 2013 Unit consisting of one Common Share and one March 2013 Warrant. In connection with the March 2013 Unit Offering, the Company entered into an agreement dated March 20, 2013 with the Underwriter, pursuant to which the Company agreed to sell and the Underwriter agreed to purchase from the Company 7,275,000 March 2013 Units at a price of US$1.0285 per March 2013 Unit. The March 2013 Unit Offering completed on March 26, 2013. The exercise price of the March 2013 Warrants was determined by negotiation between the Company and the Underwriter.

On October 3, 2013, the Company filed the October 2013 Prospectus Supplement with the Commissions, in respect of the 2012 Prospectus, and with the SEC, in respect of the 2012 Registration Statement. The October 2013 Prospectus Supplement related to the October 2013 Unit Offering by the Company to the public in Canada and the United States of October 2013 Units, each October 2013 Unit consisting of one Common Share and 0.25 of one October 2013 Warrant. In connection with the October 2013 Unit Offering, the Company entered into an agreement dated October 3, 2013 with the Underwriter, pursuant to which the Company agreed to sell and the Underwriter agreed to purchase from the Company 9,000,000 October 2013 Units at a price of US$1.40 per October 2013 Unit. In addition, the Company granted the Underwriter the option to purchase up to an additional 1,350,000 Common Shares and 337,500 October 2013 Warrants to cover over-allotments. The October 2013 Unit Offering completed on October 9, 2013, including full exercise of the Underwriter’s over-allotment option for a total of 10,350,000 October 2013 Units sold. The exercise price of the October 2013 Warrants was determined by negotiation between the Company and the Underwriter.

On May 21, 2014, the Company filed the 2014 Prospectus with the Commissions and a registration statement on Form F-10, as amended (File No. 333-195606) (the “2014 Registration Statement”) with the SEC relating to the offering by the Company from time to time during the 25 months that the 2014 Prospectus remained valid, and for so long as the 2014 Registration Statement remained effective, of up to US$100,000,000 of Common Shares, preferred shares, warrants or units. The 2014 Registration Statement went effective pursuant to Rule 467(a) of the U.S. Securities Act on May 22, 2014.

On May 23, 2014, the Company filed the 2014 Prospectus Supplement to replace the 2013 Prospectus Supplements in order to maintain the registration of the offering of the Warrant Shares under the U.S. Securities Act in accordance with the multi-jurisdictional disclosure system adopted by the SEC and the securities commission or similar regulatory authority in each of the provinces and territories of Canada. This Prospectus Supplement replaces the 2014 Supplement. This Prospectus Supplement does not qualify the distribution of the Warrant Shares in any of the provinces or territories of Canada.

The Warrant Shares to which this Prospectus Supplement relates will be sold directly by the Company to holders of Warrants on the exercise of such Warrants. No underwriters, dealers or agents will be involved in these sales.

USE OF PROCEEDS

From time to time, when Warrants are exercised, the Company will receive proceeds equal to the aggregate exercise price of such Warrants. Assuming that all of the Warrants are exercised prior to the March 2013 Warrant Expiry Time and October 2013 Warrant Expiry time, as applicable, and that no adjustment based on the anti-dilution provisions contained in the Warrant certificates has taken place, the net proceeds to the Company will be approximately US$3,533,845. The entirety of the net proceeds from the exercise of Warrants will be used to fund working capital requirements.

Although the Company intends to use the net proceeds from exercise of the Warrants for the purposes set forth above, we reserve the right to use such net proceeds for other purposes to the extent that circumstances, including unforeseen events and other sound business reasons, make such use necessary or prudent.

CONSOLIDATED CAPITALIZATION

Other than as set out herein under “Prior Sales”, there have been no material changes in the share capitalization of the Company since December 31, 2015.

As a result of the issuance of the Warrant Shares which may be issued upon exercise of the Warrants, the share capital of the Company may increase by up to a maximum of US$3,533,845.

PRIOR SALES

In the 12 months prior to the date of this Prospectus Supplement, the Company has issued the following securities:

Date of Grant/ Issuance	Price per Security ($)		Number of Securities Issued
Common Shares:
June 15, 2015(1)	CDN$	1.22	10,000
June 19, 2015(1)	CDN$	1.25	1,667
June 19, 2015(1)	CDN$	1.69	1,000
June 19, 2015(1)	CDN$	1.22	2,500
June 26, 2015(1)	CDN$	1.22	1,333
July 7, 2015(3)	US$	1.60	9,343,750
September 11, 2015(2)	US$	1.44	8,752
September 20, 2015(2)	CDN$	1.66	6,691
September 20. 2015(2)	US$	1.26	41,236
October 1, 2015(4)	US$	1.20	11,415,704
October 15, 2015(1)	CDN$	1.41	5,000
October 15, 2015(1)	CDN$	1.22	3,333
October 28, 2015(2)	CDN$	1.97	30,312
November 6, 2015(1)	CDN$	1.69	667
November 6, 2015(1)	CDN$	1.22	667
November 10, 2015(5)	US$	1.50	3,322,479
December 9, 2015(1)	US$	0.83	25,000
December 9, 2015(1)	US$	1.19	16,666
February 19, 2016(1)	CDN$	1.34	2,500
February 26, 2016(2)	CDN$	1.84	6,428
February 26, 2016(2)	US$	1.36	7,285
March 7, 2016(1)	CDN$	1.34	6,000

Date of Grant/ Issuance	Price per Security ($)		Number of Securities Issued
March 8, 2016(1)	CDN$	1.34	2,500
March 9, 2016(1)	CDN$	1.34	6,500
March 11, 2016(1)	CDN$	1.22	16,667
March 11, 2016(1)	CDN$	1.22	5,000
May 5, 2016(1)	US$	1.19	8,334
Options to purchase Common Shares:
September 11, 2015	CDN$	1.90	20,000
October 2, 2015	US$	1.23	355,500
February 26, 2016	CDN$	1.80	954,482
February 26, 2016	US$	1.33	318,833
Restricted Share Units:
October 1, 2015	US$	1.23	195,122
February26, 2016	CDN$	1.80	598,750
February 26, 2016	US$	1.33	169,173
Deferred Share Units:
June 30, 2015	CDN$	2.58	31,809
September 30, 2015	CDN$	1.62	54,784
December 31, 2015	CDN$	2.15	41,276
February 25, 2016	CDN$	1.80	272,165
March 31, 2016	CDN$	1.81	55,936
March 31, 2016	US$	1.40	8,035

Notes:

(1)         Issued on the exercise of previously granted options.

(2)         Issued on the exercise of previously granted restricted stock units from the Consolidated Share Distribution Plan.

(3)         Issued in connection with July 7, 2015 public offering.

(4)         Issued in connection with the acquisition of Protonex Technology Corporation.

(5)         Issued in connection with Nisshinbo Private Placement.

PRICE RANGE AND TRADING VOLUMES

The Common Shares are listed and posted for trading on the TSX under the symbol “BLD” and on the NASDAQ under the symbol “BLDP”. The following table sets forth the reported price range and average daily volume of trading of the Common Shares during the 12 months preceding the date of this Prospectus Supplement.

	TSX (prices in Canadian dollars)		NASDAQ (prices in U.S. dollars)
	Price Range (low - high)	Average Volume	Price Range (low - high)	Average Volume
June 1 – 17, 2016	$1.75-1.94	64,331	$1.35-1.49	439,393
May 2016	$1.74-1.90	87,605	$1.34-1.52	330,438
April 2016	$1.71-2.01	100,855	$1.33-1.60	474,642
March 2016	$1.76-2.04	87,977	$1.34-1.51	433,521
February 2016	$1.80-1.91	66,492	$1.27-1.42	502,878
January 2016	$1.73-2.13	91,068	$1.20-1.52	585,672
December 2015	$1.58-2.28	122,349	$1.17-1.63	841,860
November 2015	$1.66-2.24	181,503	$1.30-1.71	748,526
October 2015	$1.63-2.03	107,071	$1.23-1.55	665,038
September 2015	$1.50-1.90	94,708	$1.13-1.45	713,204
August 2015	$1.52-1.77	74,710	$1.17-1.34	429,852
July 2015	$1.74-2.23	219,677	$1.35-1.72	1,746,500
June 2015	$1.56-2.99	151,341	$2.05-2.24	1,134,210

The closing price of the Common Shares on the TSX and NASDAQ on June 17, 2016 was CDN$1.77 and US$1.39, respectively.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, counsel to the Company, the following summary describes the principal Canadian federal income tax considerations generally applicable to a holder who, as beneficial owner, acquires Warrant Shares received on the exercise of Warrants pursuant to the Prospectus Supplement. This summary is applicable to such a holder who, at all relevant times, for purposes of the application of the Income Tax Act (Canada) (the “Tax Act”), deals at arm’s length with and is not affiliated with the Company and holds such Warrants or Warrant Shares as capital property (a “Holder”). Generally, the Warrants and Warrant Shares will be considered to be capital property to a Holder provided that the Holder does not acquire or hold the Warrants and Warrant Shares in the course of carrying on a business or as part of an adventure in the nature of trade.

This summary is based upon (i) the facts set out in this Prospectus Supplement (including any documents incorporated by reference) and certificates as to certain factual matters, (ii) the current provisions of the Tax Act, and (iii) our understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted as proposed, although no assurance can be given that the Proposed Amendments will be enacted in their current form, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those described herein.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Warrants or Warrant Shares must be determined in Canadian dollars. Any such amount that is expressed or denominated in a currency other than Canadian dollars must be converted into Canadian dollars using the relevant exchange rate quoted by the Bank of Canada at noon on the relevant day or such other rate of exchange acceptable to the Minister of National Revenue.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular holder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective Holders of Warrants or Warrant Shares should consult their own tax advisors having regard to their own particular circumstances.

Holders not Resident in Canada

This summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act, is not, and is not deemed to be, a resident in Canada and does not use or hold, and is not deemed to use or hold, the Warrants or Warrant Shares in connection with carrying on a business in Canada (“Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere and such Holders should consult their own tax advisors.

Exercise or Expiry of Warrants

No gain or loss will be realized by a Non-Resident Holder of a Warrant Share upon the exercise of such Warrant. When a Warrant is exercised, the Non-Resident Holder’s cost of the Warrant Share acquired thereby will be equal to the adjusted cost base of the Warrant to such Non-Resident Holder, plus the amount paid on the exercise of the Warrant. For the purpose of computing the adjusted cost base to a Non-Resident Holder of each Warrant Share acquired on the exercise of a Warrant, the cost of such Warrant Share must be averaged with the adjusted cost base to such Non-Resident Holder of all other Common Shares held by the Non-Resident Holder as capital property immediately prior to the exercise of such Warrant.

Generally, the expiry of an unexercised Warrant will give rise to a capital loss equal to the adjusted cost base to the Non-Resident Holder of such expired Warrant. Non-Resident Holders should consult their own tax advisors with respect to the exercise or expiry of Warrants.

Disposition of Warrants and Warrant Shares

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of the Warrants or Warrant Shares, unless the Warrants or Warrant Shares constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

As long as the Warrant Shares are then listed on a designated stock exchange (which currently includes the TSX and the NASDAQ), the Warrants and the Warrant Shares generally will not constitute taxable Canadian property of a Non-Resident Holder, unless (a) at any time during the 60 month period immediately preceding the disposition or deemed disposition of the Warrants or Warrant Shares (as applicable): (i) 25% or more of the issued shares of any class of the capital stock of the Company were owned by, or belonged to, one or any combination of the Non-Resident Holder and persons with whom the Non-Resident Holder did not deal at arm’s length (within the meaning of the Tax Act); and (ii) more than 50% of the fair market value of a Warrant Share was derived directly or indirectly from one or any combination of: (A) real or immovable property situated in Canada; (B) Canadian resource property (as defined in the Tax Act); (C) timber resource property (as defined in the Tax Act), or (D) options in respect of, or interests in, or for civil law rights in, property described in any of (A) through (C) above, whether or not such property exists; or (b) the Warrants or Warrant Shares (as applicable) are otherwise deemed under the Tax Act to be taxable Canadian property.

If the Warrants or Warrant Shares are taxable Canadian property to a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Warrants or Warrant Shares may not be subject to Canadian federal income tax pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Holder. Non-Resident Holders whose Warrants or Warrant Shares are taxable Canadian property should consult their own advisors.

Dividends

Under the Tax Act, dividends on Warrant Shares paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. Where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Income Tax Convention (1980) and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15% of the amount of such dividend.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain U.S. federal income tax considerations relevant to a U.S. Holder (as defined below) arising from and relating to the acquisition of Warrant Shares received on the exercise of Warrants pursuant to this Prospectus Supplement.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder arising from and relating to the acquisition of Warrant Shares on the exercise of Warrants. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Except as discussed below, this summary does not address tax filing and reporting requirements. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local or non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Warrants and Warrant Shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Warrants and Warrant Shares.

No opinion from legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Warrants and Warrant Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Warrants and Warrant Shares received on the exercise of Warrants pursuant to this Prospectus Supplement that is for U.S. federal income tax purposes:

•                  an individual who is a citizen or resident of the U.S.;

•                  a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•                  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•                  a trust that (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons has the authority to make all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Warrants and Warrant Shares that is not a U.S. Holder and is not a partnership for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Warrants and Warrant Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Warrants and Warrant Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including but not limited to U.S. Holders that: (a) are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) have a “functional currency” other than the U.S. dollar; (e) own Warrants or Warrant Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) acquired Warrants or Warrant Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) hold Warrants or Warrant Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are:  (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Warrants or Warrant Shares in connection with carrying on a business in Canada; (d) persons whose Warrants or Warrant Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including but not limited to U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Warrants and Warrant Shares.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Warrants or Warrant Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such owner. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Warrants or Warrant Shares.

U.S. Federal Income Tax Consequences of the Exercise and Disposition of Warrants

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Exercise of Warrants

A U.S. Holder generally will not recognize gain or loss on the exercise of a Warrant and related receipt of a Warrant Share (unless cash is received in lieu of the issuance of a fractional Warrant Share). A U.S. Holder’s initial tax basis in the Warrant Share received on the exercise of a Warrant should be equal to the sum of (a) such U.S. Holder’s tax basis in such Warrant plus (b) the exercise price paid by such U.S. Holder on the exercise of such Warrant. A U.S. Holder’s holding period for the Warrant Share received on the exercise of a Warrant should begin on the date that such Warrant is exercised by such U.S. Holder.

In certain limited circumstances, a U.S. Holder may be permitted to undertake a cashless exercise of its Warrants into Warrant Shares. The U.S. federal income tax treatment of a cashless exercise of Warrants into Warrant Shares is unclear. U.S. Holders should consult their own tax advisor regarding the U.S. federal income tax consequences of a cashless exercise of Warrants.

Disposition of Warrants

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of a Warrant in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in the Warrant sold or otherwise disposed of. Any such gain or loss generally will be a capital gain or loss (provided that the Warrant Share to be issued on the exercise of such Warrant would have been a capital asset within the meaning of Section 1221 of the Code if acquired by the U.S. Holder), which will be long-term capital gain or loss if the Warrant is held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Expiration of Warrants Without Exercise

Upon the lapse or expiration of a Warrant, a U.S. Holder will recognize a loss in an amount equal to such U.S. Holder’s tax basis in the Warrant. Any such loss generally will be a capital loss and will be long-term capital loss if the Warrants are held for more than one year. Deductions for capital losses are subject to complex limitations under the Code.

Certain Adjustments to the Warrants

Under Section 305 of the Code, an adjustment to the number of Warrant Shares that will be issued on the exercise of the Warrants, or an adjustment to the exercise price of the Warrants, may be treated as a constructive distribution to a U.S. Holder of the Warrants if, and to the extent that, such adjustment has the effect of increasing such U.S. Holder’s proportionate interest in the “earnings and profits” or assets of the Company, depending on the circumstances of such adjustment (for example, if such adjustment is to compensate for a distribution of cash or other property to shareholders of the Company). Adjustments to the exercise price of Warrants made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing dilution of the interest of the holders of the Warrants should generally not be considered to result in a constructive distribution. Any such constructive distribution would be taxable whether or not there is an actual distribution of cash or other property (See more detailed discussion of the rules applicable to distributions made by the Company at “Ownership and Disposition of Warrant Shares — Taxation of Distributions” below).

Ownership and Disposition of Warrant Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Warrant Share (as well as any constructive distribution on a Warrant as described above) will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Warrant Shares and thereafter as gain from the sale or exchange of such Warrant Shares (see “Sale or Other Taxable Disposition of Warrant Shares” below). However, the Company does not currently intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Warrants or Warrant Shares (as well as any constructive distribution on a Warrant) will constitute ordinary dividend income. Dividends received on Warrant Shares generally will not be eligible for the “dividends received deduction”. Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada-U.S. Tax Convention or the Warrant Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends, provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Warrant Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Warrant Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Warrant Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Warrant Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Warrants and Warrant Shares. The Company believes that it was not a PFIC during the prior tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for the current tax year and expects that it will not be a PFIC for the foreseeable future. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been, is not, and will not become a PFIC for any tax year during which U.S. Holders hold Warrants or Warrant Shares.

In any year in which the Company is classified as a PFIC, such holder may be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess a tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file a IRS Form 8621 annually.

The Company will be a PFIC under Section 1297 of the Code if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

In addition, for purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income and certain other requirements are satisfied.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

If the Company were a PFIC in any tax year and a U.S. Holder held Warrants or Warrant Shares, such holder generally would be subject to special rules under Section 1291 of the Code with respect to “excess distributions” made by the Company on the Warrants or Warrant Shares and with respect to gain from the disposition of Warrants or Warrant Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Warrants or Warrant Shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Warrants or Warrant Shares, as applicable. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Warrants or Warrant Shares ratably over its holding period for the Warrants or Warrant Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner. Under proposed Treasury Regulations, if a U.S. Holder has an option, warrant, or other right to acquire stock of a PFIC (such as the Warrants), such option, warrant or right is considered to be PFIC stock subject to the default rules of Section 1291 of the Code that apply to “excess distributions” and dispositions described above. However, for the purposes of the PFIC rules, the holding period for any Warrant Shares acquired upon the exercise of a Warrant will begin on the date a U.S. Holder acquires the Warrants (and not the date the Warrants are exercised). This will impact the availability, and consequences, of the QEF Election and Mark-to-Market Election with respect to the Warrant Shares. Thus, a U.S. Holder will have to account for Warrant Shares under the PFIC rules and the applicable elections differently. In addition, a QEF Election may not be made with respect to the Warrants and it is unclear whether the Mark-to-Market Election may be made with respect to the Warrants. U.S. Holders are urged to consult their own tax advisers regarding the potential application of the PFIC rules to the ownership and disposition of Warrants and Warrant Shares, and the availability of certain U.S. tax elections under the PFIC rules.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such

U.S. Holders require to make a QEF Election with respect to the Company or any Subsidiary PFIC. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Warrants and Warrant Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Additional Tax on Passive Income

U.S. Holders that are individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Warrants and Warrant Shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Warrants and Warrant Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Warrant Shares (or with respect to any deemed dividend on the Warrants) generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income.  In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.”  Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Warrant Shares or Warrants that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Warrants or Warrant Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of Warrants and Warrant Shares will generally be subject to information reporting and backup withholding tax (currently at a rate of 28%), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

The discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirement. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed, as of the date hereof, to be incorporated by reference into the accompanying Prospectus solely for the purposes of this offering. Other documents are also incorporated, or are deemed to be incorporated, by reference into the Prospectus, and reference should be made to the Prospectus for full particulars thereof.

The following documents which have been filed by the Company with securities commissions or similar authorities in Canada, are also specifically incorporated by reference into, and form an integral part of, the Prospectus, as supplemented by this Prospectus Supplement:

(a)                                 the annual information form of the Company dated February 25, 2016 for the year ended December 31, 2015;

(b)                                 the audited consolidated statements of financial position of the Company as at December 31, 2015 and December 31, 2014 and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2015 and December 31, 2014, together with the notes thereto, and the auditors’ report thereon;

(c)                                  the management’s discussion and analysis of financial condition and results of operations of the Company dated February 24, 2016 for the year ended December 31, 2015;

(d)                                 the unaudited interim consolidated statement of financial position of the Company as at March 31, 2016 and the related consolidated statements of profit or loss and other comprehensive income (loss), changes in equity and cash flows for the three months ended March 31, 2016 and 2015, together with the notes thereto;

(e)                                  the interim management’s discussion and analysis of financial condition and results of operations of the Company dated April 26, 2016 for the three months ended March 31, 2016; and

(f)                                   the management proxy circular of the Company dated April 15, 2016 in connection with the annual meeting of shareholders to be held on June 1, 2016.

Any documents of the type referred to above (including material change reports but excluding confidential material change reports), or other disclosure documents required to be incorporated by reference into a prospectus filed under National Instrument 44-101, which are subsequently filed by the Company with securities commissions or similar authorities in the relevant provinces or territories of Canada after the date of this Prospectus Supplement and until this offering is complete shall be deemed to be incorporated by reference into this Prospectus Supplement. These documents are available through the internet on SEDAR at www.sedar.com. In addition, any report filed or furnished by us with the SEC pursuant to Section 13(a), 13(c) or 15(d) of the U.S. Exchange Act after the date of this Prospectus Supplement shall, if, and to the extent so provided in such report, be deemed to be incorporated by reference into this Prospectus Supplement and the Prospectus and the registration statement of which this Prospectus Supplement and the Prospectus form a part until all of the Warrant Shares are sold.

Any statement contained in this Prospectus Supplement, the Prospectus or in a document (or part thereof) incorporated by reference herein or therein, or deemed to be incorporated by reference herein or therein, shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained in this Prospectus Supplement or in any subsequently filed document (or part thereof) that also is, or is deemed to be, incorporated by reference in this Prospectus Supplement or in the Prospectus modifies or replaces such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement or the Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes.  The making of a modifying or superseding statement shall not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

INTEREST OF EXPERTS

As at the date hereof, the partners and associates, as a group, of Stikeman Elliott LLP, own, directly or indirectly, less than 1% of the Common Shares. The Company’s auditors, KPMG LLP, have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations proscribed by the relevant professional bodies in Canada and any applicable legislation or regulations and that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards. None of the aforementioned persons have received or will receive a direct or indirect interest in any other property of the Company or any associate or affiliate of the Company.

LEGAL MATTERS

Certain legal matters relating to the offering of the Warrant Shares on exercise of the Warrants will be passed upon on behalf of the Company by Stikeman Elliott LLP with respect to Canadian legal matters and by Dorsey & Whitney LLP with respect to U.S. legal matters.

ADDITIONAL INFORMATION

The Company has filed with the SEC a registration statement on Form F-10 relating to the Common Shares and other securities of the Company. This Prospectus Supplement and the accompanying Prospectus, which constitute a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information.

The Company is subject to the information requirements of the U.S. Exchange Act and applicable Canadian securities legislation and, in accordance therewith, files reports and other information with the SEC and with the securities regulators in Canada. Under a multi-jurisdictional disclosure system adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a foreign private issuer, the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act. In addition, the Company is not required to publish financial statements as promptly as U.S. companies.

You may read any document that the Company has filed with the SEC at the SEC’s public reference room in Washington, D.C. You may also obtain copies of those documents from the public reference room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 by paying a fee. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. You may read and download some of the documents that the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system at www.sec.gov. You may read and download any public document that the Company has filed with the Canadian securities regulatory authorities at www.sedar.com.

This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada except Quebec that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar regulatory authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	June 16, 2016

BALLARD POWER SYSTEMS INC.

US$100,000,000

Common Shares

Preferred Shares

Warrants

Units

Ballard Power Systems Inc. (“Ballard”, the “Company”, “we” or “us”) may offer and issue from time to time common shares of the Company (“Common Shares”), preferred shares of the Company (“Preferred Shares”, together with Common Shares, the “Shares”), warrants to purchase Common Shares (“Warrants”), any combination of Common Shares and Warrants (“Units”) or any combination thereof (all of the foregoing collectively, the “Securities”) up to an aggregate initial offering price of US$100,000,000 (or the equivalent thereof if the Securities are denominated in any other currency or currency unit) during the 25-month period that this short form base shelf prospectus (the “Prospectus”), including any amendments hereto, remains effective. Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in one or more accompanying prospectus supplements (collectively or individually, as the case may be, a “Prospectus Supplement”).

All information required to be included in a short form prospectus but permitted under applicable law to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the symbol “BLD” and on the Nasdaq Stock Market (“NASDAQ”) under the symbol “BLDP”. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Common Shares will not be listed on any securities exchange. There is no market through which the Securities, other than the Common Shares, may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus and any applicable Prospectus Supplement. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of the Securities, and the extent of issuer regulation. See “Risk Factors”. The offering of Securities hereunder is subject to approval of certain legal matters on behalf of the Company by Stikeman Elliott LLP, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, with respect to U.S. legal matters.

Investing in the Securities involves significant risks. Investors should carefully read the “Risk Factors” section in this Prospectus beginning on page 4, in the documents incorporated by reference herein, and in the applicable Prospectus Supplement.

This offering is made by a Canadian issuer that is permitted, under a multijurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus in accordance with Canadian disclosure requirements. Investors should be aware that such requirements are different from those of the United States. Annual financial statements for the year ended December 31, 2015 included or incorporated herein have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and are subject to Canadian auditing and auditor independence standards and thus may not be comparable to financial statements of United States companies.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that we are incorporated or organized under the laws of a foreign country, that some or all of our officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in this Prospectus or any Prospectus Supplement may by residents of a foreign country and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The specific terms of the Securities with respect to a particular offering will be set out in the applicable Prospectus Supplement and may include, where applicable: (i) in the case of Common Shares, the number of shares offered, the offering price, the currency, dividend rate, if any, and any other terms specific to the Common Shares being offered; (ii) in the case of Preferred Shares, the designation of the particular class and, if applicable, series, the number of shares offered, the offering price, the currency, dividend rate, if any, and any other terms specific to the Preferred Shares being offered, (iii) in the case of Warrants, the designation, number and terms of the Common Shares issuable upon exercise of the Warrants, the offering price, the currency, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, and any other terms specific to the Warrants being offered, and (iv) in the case of Units, the designation, number of Common Shares and Warrants comprising the Units, the offering price, the currency and any other terms specific to the Units being offered. A Prospectus Supplement may include specific variable terms pertaining to the Securities that are not within the alternatives and parameters set forth in this Prospectus. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

Investors should be aware that the acquisition, holding or disposition of the Securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States and Canada may not be described fully herein or in any applicable Prospectus Supplement. You should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities and consult your own tax advisor with respect to your own particular circumstances.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

This Prospectus constitutes a public offering of Securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell the Securities. The Company may offer and sell Securities to, or through, underwriters and also may offer and sell certain Securities directly to other purchasers or through agents pursuant to exemptions from registration or qualification under applicable securities laws. A Prospectus Supplement relating to each issue of Securities offered thereby will set forth the names of any underwriters or agents involved in the offering and sale of the Securities and will set forth the terms of the offering of the Securities, the method of distribution of the Securities including, to

ii

the extent applicable, the proceeds to the Company and any fees, discounts or any other compensation payable to underwriters or agents and any other material terms of the plan of distribution.

In connection with any offering of the Securities (unless otherwise specified in a Prospectus Supplement), other than an “at-the-market distribution”, the underwriters or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a higher level than that which might exist in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”.

The financial information of the Company contained in the documents incorporated by reference herein are presented in United States dollars. References in this Prospectus to “$” and “US$” are to United States dollars. Canadian dollars are indicated by the symbol “CDN$”.

The Company’s registered office is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, British Columbia, Canada V6C 2X8 and the Company’s principal executive and head office is located at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8.

WHERE YOU CAN FIND MORE INFORMATION

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in each of the provinces and territories of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Corporate Secretary at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8, or by telephone at 604.454.0900, and are also available electronically at www.sedar.com.

The Company is subject to the information requirements of the United States Securities Exchange Act of 1934 (the “U.S. Exchange Act”), as amended, and in accordance therewith files reports and other information with the SEC. Under MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Prospective investors may read any document the Company files with or furnishes to the SEC at the SEC’s public reference room at Room 1580, 100 F Street, N.E., Washington, D.C., 20549. Copies of the same documents may also be obtained from the public reference room of the SEC by paying a fee. Please call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information on the public reference room. The Company’s filings are also electronically available from the SEC’s Electronic Document Gathering and Retrieval System, which is commonly known by the acronym EDGAR and which may be accessed at www.sec.gov, as well as from commercial document retrieval services.

iii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus and the documents incorporated by reference herein contain certain “forward-looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities laws (collectively, “forward-looking statements”). All statements, other than statements of historical fact, are forward-looking statements. When used in this Prospectus, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “could”, “would”, “will”, or the negatives of these words or other variations thereof and comparable terminology are intended to identify forward-looking statements. In particular, this Prospectus contains forward-looking statements pertaining to, among other things:

•                              our ability to develop commercially viable fuel cell products;

•                              our ability to achieve, sustain and increase profitability;

•                              demand and market acceptance for our products;

•                              our ability to successfully execute our business plan;

•                              our dependence on a single customer in certain of our markets;

•                              our ability to develop efficient, low-cost, high-volume automated processes and to achieve planned increases in production capacity;

•                              the impact of global economic conditions on our business and our key suppliers and customers;

•                              our ability to predict future revenues or results of operations;

•                              the expansion of our business through acquisitions;

•                              our ability to secure and retain international customers;

•                              the impact of exchange rate fluctuations on our financial results;

•                              commodity prices, and in particular, the price of platinum;

•                              our dependence on system integrators and original equipment manufacturers (“OEMs”);

•                              ongoing relationships between us and third party suppliers;

•                              our ability to compete with our competitors and their technologies;

•                              our ability to attract and retain qualified personnel;

•                              the effect of public policy and regulatory changes on the market for our products;

•                              our ability to protect, expand and exploit our intellectual property;

•                              our compliance with increasingly stringent environmental laws and regulations; and

•                              the potential exposure of our products to product liability claims.

The forward-looking statements are based on a number of key expectations and assumptions made by our management, including, but not limited to:

•                              our ability to generate new sales;

•                              our ability to produce, deliver and sell the expected product volumes at the expected prices;

•                              our ability to control costs;

•                              market demand for our products;

•                              the successful execution of our business plan;

•                              achievement of current timetables for product development programs and sales;

•                              the availability and cost of raw materials, labour and supplies;

•                              the availability of additional capital; and

•                              general economic and financial market conditions.

Although we believe that the expectations and assumptions on which the forward-looking statements are based are reasonable, undue reliance should not be placed on such forward-looking statements. The forward-looking statements reflect our current views with respect to future events based on currently available information and are inherently subject to risks and uncertainties. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements contained in this Prospectus and the documents incorporated by reference, including, but not limited to:

•                              the condition of the global economy;

•                              the rate of mass adoption of our products;

•                              changes in product pricing;

•                              changes in our customers’ requirements, the competitive environment and related market conditions;

•                              product development delays;

•                              changes in the availability or price of raw materials, labour and supplies;

•                              our ability to attract and retain business partners, suppliers, employees and customers;

•                              changing environmental regulations;

•                              our access to funding and our ability to provide the capital required for product development, operations and marketing efforts, and working capital requirements;

•                              our ability to protect our intellectual property;

•                              the magnitude of the rate of change of the Canadian dollar versus the U.S. dollar; and

•                              those risks discussed in this Prospectus under the heading “Risk Factors”.

Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those anticipated, believed, estimated or expected. We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Although Ballard has attempted to identify important factors that could cause actual results to differ materially from forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, described or intended. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect changes in assumptions or the occurrence of anticipated or unanticipated events, except as required by law.

We qualify all the forward-looking statements contained in this Prospectus and the documents incorporated by reference herein and therein by the foregoing cautionary statements.

FINANCIAL INFORMATION AND CURRENCY

The financial statements of the Company incorporated by reference in this Prospectus are reported in United States dollars.  The Company’s consolidated financial statements for the years ended December 31, 2014 and 2015, as incorporated by reference in this Prospectus, have been prepared in accordance with IFRS.

References in this Prospectus to “$” and “US$” are to United States dollars. Canadian dollars are indicated by the symbol “CDN$”.

The following table sets forth (i) the rate of exchange for the Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated; (ii) the average exchange rates for the Canadian dollar, on the last day of each month during such periods; and (iii) the high and low exchange rates for the Canadian dollar, expressed in U.S. dollars, during such periods, each based on the noon rate of exchange as reported by the Bank of Canada for conversion of Canadian dollars into U.S. dollars:

		Fiscal Year Ended December 31
	January 1 to March 31, 2016	2015	2014
Rate at the end of period	0.7710	0.7225	0.8620
Average rate during period	0.7282	0.7820	0.9054
Highest rate during period	0.7715	0.8527	0.9422
Lowest rate during period	0.6854	0.7148	0.8589

On June 15, 2016, the closing exchange rate for Canadian dollars in terms of the United States dollar, as quoted by the Bank of Canada, was CDN$1.00 = US$0.7736.

THE COMPANY

At Ballard, we are building a clean energy growth company. We are recognized as a world leader in proton exchange membrane (“PEM”) fuel cell development and commercialization. Our principal business is the design, development, manufacture, sale and service of fuel cell products for a variety of applications, focusing on our power product markets of Heavy-Duty Motive (consisting of bus and tram applications), Portable Power, Material Handling and Backup Power, as well as the delivery of Technology Solutions including engineering services and the license and sale of our extensive intellectual property portfolio and fundamental knowledge for a variety of fuel cell applications.

A fuel cell is an environmentally clean electrochemical device that combines hydrogen fuel with oxygen (from the air) to produce electricity. The hydrogen fuel can be obtained from natural gas, kerosene, methanol or other hydrocarbon fuels, or from water through electrolysis. Ballard fuel cell products feature high fuel efficiency, low operating temperature, low noise and vibration, compact size, quick response to changes in electrical demand, modular design and environmental cleanliness. Embedded in each Ballard PEM fuel cell product lies a stack of unit cells designed with Ballard’s proprietary technology which draws on intellectual property from our patent portfolio together with our extensive experience in key areas of fuel cell stack operation, system integration, and fuel processing.

We provide our customers with an attractive value proposition, including positive economic and environmental benefits. We plan to build value for our shareholders by developing, manufacturing, selling and servicing industry-leading power products to meet the needs of our customers in select target markets.

Our business strategy is a two-pronged approach to build shareholder value through the sale and service of power products and the delivery of technology solutions. In power products, our focus is on meeting the power needs of our customers by delivering high value, high reliability, high quality and innovative clean energy power products that reduce customer costs and risks. Through technology solutions, our focus is on enabling our customers to solve their technical and business challenges and accelerate their fuel and power systems by delivering customized, high value, bundled technology solutions, including specialized engineering services, access to our deep intellectual property portfolio and know-how through licensing or sale, and providing technology component supply.

RISK FACTORS

Investing in the Securities involves a high degree of risk. Prospective investors in a particular offering of Securities should carefully consider the following risks, as well as the other information contained in this Prospectus, any applicable Prospectus Supplement, and the documents incorporated by reference herein before investing in the Securities. If any of the following risks actually occurs, our business could be materially harmed. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those of which we are currently unaware or that we deem immaterial, may also adversely affect our business.

Risks Related to our Business

We may not be able to achieve commercialization of our products on the timetable we anticipate, or at all.

We cannot guarantee that we will be able to develop commercially viable fuel cell products on the timetable we anticipate, or at all. The commercialization of our fuel cell products requires substantial technological advances to improve the durability, reliability and performance of these products, and to develop commercial volume manufacturing processes for these products. It also depends upon our ability to significantly reduce the costs of these products, since they are currently more expensive than products based on existing technologies, such as ICEs and batteries. We may not be able to sufficiently reduce the cost of these products without reducing their performance, reliability and durability, which would adversely affect the willingness of consumers to buy our products. We cannot guarantee that we will be able to internally develop the technology necessary for commercialization of our fuel cell products or that we will be able to acquire or license the required technology from third parties.

In addition, before we release any product to market, we subject it to numerous field tests. These field tests may encounter problems and delays for a number of reasons, many of which are beyond our control. If these field tests reveal technical defects or reveal that our products do not meet performance goals, our commercialization schedule could be delayed, and potential purchasers may decline to purchase our products.

We expect our cash reserves will be reduced due to future operating losses and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital when necessary.

We expect to incur continued losses and generate negative cash flow until we can produce sufficient revenues to cover our costs. We may never become profitable. Even if we do achieve profitability, we may be unable to sustain or increase our profitability in the future. For the reasons discussed in more detail below, there are substantial uncertainties associated with our achieving and sustaining profitability. We expect our cash reserves will be reduced due to future operating losses and working capital requirements, and we cannot provide certainty as to how long our cash reserves will last or that we will be able to access additional capital if and when necessary.

A mass market for our products may never develop or may take longer to develop than we anticipate.

Our fuel cell products represent emerging markets, and we do not know whether end-users will want to use them in commercial volumes. In such emerging markets, demand and market acceptance for recently introduced products and services are subject to a high level of uncertainty and risk. The development of a mass market for our fuel cell products may be affected by many factors, some of which are beyond our control, including the emergence of newer, more competitive technologies and products, the cost of fuels used by our products, regulatory requirements, consumer perceptions of the safety of our products and related fuels, and end-user reluctance to buy a new product.

If a mass market fails to develop, or develops more slowly than we anticipate, we may never achieve profitability. In addition, we cannot guarantee that we will continue to develop, manufacture or market our products if sales levels do not support the continuation of the product.

We have limited experience manufacturing fuel cell products on a commercial basis.

To date, we have limited experience manufacturing fuel cell products on a commercial basis. We cannot be sure that we will be able to develop efficient, low-cost, high-volume automated processes that will enable us to meet our cost goals and profitability projections. While we currently have sufficient production capacity to fulfil customer orders in the near-term, we expect that we will increase our production capacity based on market demand. We cannot be sure that we will be able to achieve any planned increases in production capacity or that unforeseen problems relating to our manufacturing processes will not occur. Even if we are successful in developing high-volume automated processes and achieving planned increases in production capacity, we cannot be sure that we will do so in time to meet our product commercialization schedule or to satisfy customer demand. If our business does not grow as quickly as anticipated, our existing and planned manufacturing facilities would, in part, represent excess capacity for which we may not recover the cost, in which case our revenues may be inadequate to support our committed costs and planned growth, and our gross margins and business strategy would be adversely affected. Any of these factors could have a material adverse effect on our business, results of operations and financial performance.

Warranty claims could negatively impact our gross margins and financial performance.

There is a risk that our warranty accrual estimates are not sufficient and we may recognize additional expenses, including those related to litigation, as a result of warranty claims in excess of our current expectations. Such warranty claims may necessitate changes to our products or manufacturing processes and/or a product recall, all of which could hurt our reputation and the reputation of our products and may have an adverse impact on our financial performance and/or on future sales. While we attempt to mitigate against these risks through product development, quality assurance and customer support and service processes, there can be no assurance that these processes are adequate. Even in the absence of any warranty claims, a product deficiency such as a design or manufacturing defect could be identified, necessitating a product recall or other corrective measures, which could hurt our reputation and the reputation of our products and may have an adverse impact on our financial performance and/or on future sales.

New products may have different performance characteristics from previous products. In addition, we have limited field experience with existing commercial products, including but not limited to the ElectraGen™ systems, from which to make our warranty accrual estimates.

We may not be able to successfully execute our business plan.

The execution of our business plan poses many challenges and is based on a number of assumptions. We may not be able to successfully execute our business plan. If we experience significant cost overruns on our programs, or if our business plan is more costly than we anticipate, certain research and development activities may be delayed or eliminated, resulting in changes or delays to our commercialization plans, or we may be compelled to secure additional funding (which may or may not be available) to execute our business plan. We cannot predict with certainty our future revenues or results from our operations. If the assumptions on which our revenue or expenditure forecasts are based change, the benefits of our business plan may change as well. In addition, we may consider expanding our business beyond what is currently contemplated in our business plan. Depending on the financing requirements of a potential acquisition or new product opportunity, we may be required to raise additional capital through the issuance of equity or debt. If we are unable to raise additional capital on acceptable terms, we may be unable to pursue a potential acquisition or new product opportunity.

Global macro-economic conditions are beyond our control and may have an adverse impact on our business or our key suppliers and/or customers.

Current global economic conditions, including volatility in China, may adversely affect the development of sales of our products, and thereby delay the commercialization of our products. Customers and/or suppliers may not be able to successfully execute their business plans; product development activities may be delayed or eliminated; new product introduction may be delayed or eliminated; end-user demand may decrease; and some companies may not continue to be commercially viable.

In our Heavy-Duty Motive market, we depend on Chinese customers for a majority of our revenues. Global macro-economic conditions, including significant and recent volatility in China’s capital markets, may adversely impact our Chinese customers’ access to capital and program plans which could adversely impact our business.

We sell most of our products in the Heavy-Duty Motive market to a small number of Chinese customers, and while we are continually seeking to expand our customer base, we expect this will continue for the next several years. Any significant economic slowdown in China could have an adverse impact on our business, financial condition and results of operations. Our future success is dependent upon the continued purchases of our products by these customers. Any fluctuations in demand from these customers may negatively impact our business, financial condition and results of operations. If we are unable to broaden our customer base and expand relationships with other potential customers in other geographic markets, our business in the Heavy-Duty Motive market will continue to be impacted by unanticipated demand fluctuations due to our dependence on these customers. Unanticipated demand fluctuations can have a negative impact on our revenues and business, and an adverse effect on our business, financial condition and results of operations. In addition, our dependence on a small number of customers in this market exposes us to numerous other risks, including: (i) a slowdown or delay in the customers’ deployment of our products could significantly reduce demand for our products as well as increase pricing pressure on our products due to increased purchasing leverage; (ii) reductions in a few customers’ forecasts and demand could result in excess inventories; (iii) the current or future economic conditions could negatively affect our major customers and cause them to significantly reduce operations, or file for bankruptcy; (iv) concentration of accounts receivable credit risk, which could have a material adverse effect on our liquidity and financial condition if one of our major customer declared bankruptcy or delayed payment of their receivables; and (v) changes in government support for clean energy vehicles could have adversely affect the end-user cost of vehicles incorporating our heavy-duty motive products.

In our Technology Solutions market, we depend on a single customer for the majority of our revenues.

We provide most of our services in the Technology Solutions market to a single customer, Volkswagen AG, and while we are continually seeking to expand our customer base, we expect this will continue for the next several years. Our future success in this market is dependent upon the continued demand by this customer and expansion of our customer base. Any decline in or loss of demand from this customer or other customers for any reason may have a negative impact on our revenues, and an adverse effect on our business, financial condition and results of operations. In addition, our dependence on a single customer in this market exposes us to numerous other risks, including that the current or future economic conditions could negatively affect our major customer and cause them to significantly reduce operations or file for bankruptcy.

In our Material Handling market, we depend on a single customer for the majority of our revenues and are subject to risks from that customer’s internal fuel cell stack development and commercialization plans.

We sell most of our products in the Material Handling market to a single customer, Plug Power, and while we are continually seeking to expand our customer base, we expect this will continue for the next several years. Plug Power is currently developing its own fuel cell stacks to integrate into their material handling products. If Plug Power is successful at developing and commercializing its own fuel cell stacks, then these fuel cell stacks may compete directly with our fuel cell stacks. Any decline in business with this customer could have an adverse impact on our business, financial condition and results of operations. Our future success is dependent upon the continued purchases of our products by this customer. Any fluctuations in demand from this customer or other customers may negatively impact our business, financial condition and results of operations. If we are unable to broaden our customer base and expand relationships with other potential customers, our business in this market will continue to be impacted by unanticipated demand fluctuations due to our dependence on a single customer. Unanticipated demand fluctuations can have a negative impact on our revenues and business, and an adverse effect on our business, financial condition and results of operations. In addition, our dependence on a single customer in this market exposes us to numerous other risks, including: (i) a slowdown or delay in the customer’s deployment of our products could significantly reduce demand for our products as well as increase pricing pressure on our products due to increased purchasing leverage; (ii) reductions in a single customer’s forecasts and demand could result in excess inventories; (iii) the current or future economic conditions could negatively affect our major customer and cause them to significantly reduce operations, or file for bankruptcy; (iv) concentration of accounts receivable credit risk, which could have a material adverse effect on our liquidity and financial condition if our major customer declared bankruptcy or delayed payment of their receivables; and (v) reductions in a single customer’s demand as a result of their own strategic action to dual source their supply of fuel cell stacks.

In our Portable Power market, defense spending volatility could have an adverse impact on our business.

Our Portable Power business, including the business of our subsidiary Protonex Technology Corporation (“Protonex”), dervies substantial revenue from contracts with the U.S. Department of Defense. Levels of U.S. defense spending in future periods are difficult to predict and subject to significant risk. Recent legislation and budgetary constraints have already resulted in reduced spending levels and additional reductions may be forthcoming. Long-term uncertainty remains with respect to overall levels of defense spending and it is likely that the U.S. Government discretionary spending levels will continue to be subject to significant pressures. We expect that ongoing concerns about the U.S. national debt will continue to place downward pressure on U.S. Department of Defense spending levels. Future budget cuts, including cuts mandated by sequestration, could result in reductions, delays or cancellations of our existing contracts or programs. Any of these impacts could have a material adverse effect on our results of operations, financial position and/or cash flows.

In our Portable Power market, defense acquisition process changes could have an adverse impact on our business.

The U.S. Department of Defense at times modifies its procurement processes, cycles, and regulations. Due to significant budget pressures, the U.S. Department of Defense has increased its focus on affordability, efficiencies and recovery of costs. Future legislation, regulations and initiatives dealing with procurement reform could increase our compliance costs, result in reduced future business or otherwise have a material adverse effect on the results of operations of Protonex’s business. In addition, shifts in the buying practices of the U.S. Department of Defense, such as increased usage of fixed price contracts and multiple award contracts, could have an adverse impact on us. Protonex has been successful in understanding the very complex world of government procurement, but there can be no assurance that the government will not change its processes, regulations, and policies in a manner that will adversely affect Protonex’s ability to sell products and services to the Department of Defense, which in turn would harm Protonex’s business operations.

Potential fluctuations in our financial and business results make forecasting difficult and may restrict our access to funding for our commercialization plan.

We expect our revenues and operating results to vary significantly from quarter to quarter. As a result, quarter-to-quarter comparisons of our revenues and operating results may not be meaningful. Due to the stage of development of our business, it is difficult to predict our future revenues or results of operations accurately. We are also subject to normal operating risks such as credit risks, foreign currency risks and fluctuations in commodity prices. As a result, it is possible that in one or more future quarters, our operating results may fall below the expectations of investors and securities analysts. Not meeting investor and security analyst expectations may materially and adversely impact the trading price of our common shares, and restrict our ability to secure required funding to pursue our commercialization plans.

We could be adversely affected by risks associated with acquisitions.

We may in the future, seek to expand our business through acquisitions. Any such acquisitions will be in part dependent on management’s ability to identify, acquire and develop suitable acquisition targets in both new and existing markets. In certain circumstances, acceptable acquisition targets might not be available. Acquisitions involve a number of risks, including: (i) the possibility that we, as successor owner, may be legally and financially responsible for liabilities of prior owners; (ii) the possibility that we may pay more than the acquired company or assets are worth; (iii) the additional expenses associated with completing an acquisition and amortizing any acquired intangible assets; (iv) the difficulty of integrating the operations and personnel of an acquired business; (v) the challenge of implementing uniform standards, controls, procedures and policies throughout an acquired business; (vi) the inability to integrate, train, retrain and motivate key personnel of an acquired business; and (vii) the potential disruption of our ongoing business and the distraction of management from our day-to-day operations. These risks and difficulties, if they materialize, could disrupt our ongoing business, distract management, result in the loss of key personnel, increase expenses and otherwise have a material adverse effect on our business, results of operations and financial performance.

The post-acquisition risks discussed above continue to apply to the integration of Protonex.

We are subject to risks inherent in international operations.

Our success depends in part on our ability to secure international customers. We have limited experience developing and manufacturing products that meet foreign regulatory and commercial requirements in our target markets. We face numerous challenges in our international business activities, including war, insurrection, civil unrest, strikes and other political risks, negotiation of contracts with government entities, unexpected changes in regulatory and other legal requirements, fluctuations in currency restrictions and exchange rates, longer accounts receivable requirements and collections, difficulties in managing international operations, potentially adverse tax consequences, restrictions on repatriation of earnings and the burdens of complying with a wide variety of international laws. Any of these factors could have a material adverse effect on our business, results of operations and financial performance.

Exchange rate fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.

We report our financial results in United States dollars. Our operating expenditures are particularly affected by fluctuations in the exchange rate between the Canadian dollar and the United States dollar. We generate the majority of our revenues in United States dollars while the majority of our operating expenditures are incurred in Canadian dollars. As a result, any increase in the value of the Canadian dollar, relative to the United States dollar, increases the amount of reported operating expenditures in excess of any corresponding increase in revenues and gross margins. Exchange rate fluctuations are beyond our control, and the Canadian dollar may appreciate against the United States dollar in the future, which would result in higher operating expenditures and lower net income. In order to reduce the potential negative effect of a strengthening Canadian dollar, we occasionally enter into various hedging programs. However, if the Canadian dollar increases in value, it will negatively affect our financial results and our competitive position compared to other fuel cell product manufacturers in jurisdictions where operating costs are lower.

Commodity price fluctuations are beyond our control and may have a material adverse effect on our business, operating results, financial condition and profitability.

Commodity prices, in particular the price of platinum and palladium, affect our costs. Platinum and palladium are key components of our fuel cell products. Platinum and palladium are scarce natural resources and we are dependent upon a sufficient supply of these commodities. While we do not anticipate significant near or long-term shortages in the supply of platinum or palladium, such shortages could adversely affect our ability to produce commercially viable fuel cell products or significantly raise our cost of producing such products. In order to reduce the impact of platinum price fluctuations, we occasionally enter into various hedging programs.

We are dependent upon Original Equipment Manufacturers and Systems Integrators to purchase certain of our products.

To be commercially useful, our fuel cell products must be integrated into products manufactured by Systems Integrators and OEMs. We can offer no guarantee that Systems Integrators or OEMs will manufacture appropriate, durable or safe products or, if they do manufacture such products, that they will choose to use our fuel cell products. Any integration, design, manufacturing or marketing problems encountered by Systems Integrators or OEMs could adversely affect the market for our fuel cell products and our financial results.

We sell most of our products in the Heavy Duty Motive market in China and to relatively small System Integrator customers with limited experience developing fuel cell system products on a commercial basis. We do not know whether these customers will be able to successfully develop, manufacture or market products to their customers. In addition, our dependence on such customers in this market increases the risks of difficulties in integration, design, manufacturing or marketing of their products; and that current or future macro-economic conditions in China could negatively affect them and cause them to significantly reduce operations, or file for bankruptcy.

We are dependent on third party suppliers for the supply of key materials and components for our products and services.

We have established relationships with third party suppliers, on whom we rely to provide materials and components for our products. A supplier’s failure to supply materials or components in a timely manner, or to supply materials and components that meet our quality, quantity or cost requirements, or our inability to obtain substitute sources for these materials and components in a timely manner or on terms acceptable to us, could harm our ability to manufacture our products. In addition, to the extent that our product development plans rely on development of supplied materials or components, we cannot guarantee that we will be able to leverage our relationships with suppliers to support these plans. To the extent that the processes that our suppliers use to manufacture the materials and components are proprietary, we may be unable to obtain comparable materials or components from alternative suppliers, which could adversely affect our ability to produce viable fuel cell products or significantly raise our cost of producing such products.

We currently face and will continue to face significant competition.

As fuel cell products have the potential to replace existing power products, competition for our products will come from current power technologies, from improvements to current power technologies, and from new alternative energy technologies, including other types of fuel cells. Each of our target markets is currently serviced by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as ICEs and batteries as well as coal, oil and nuclear powered generators.

Additionally, there are competitors working on developing technologies other than PEM fuel cells (such as other types of fuel cells and advanced batteries) in each of our targeted markets. Some of these technologies are as capable of fulfilling existing and proposed regulatory requirements as the PEM fuel cell.

Within the PEM fuel cell market, we also have a large number of competitors. Across the world, corporations, national laboratories and universities are actively engaged in the development and manufacture of PEM fuel cell products and components. Each of these competitors has the potential to capture market share in each of our target markets.

Many of our competitors have substantial financial resources, customer bases, manufacturing, marketing and sales capabilities, and businesses or other resources, which give them significant competitive advantages over us.

We could lose or fail to attract the personnel necessary to run our business.

Our success depends in large part on our ability to attract and retain key management, engineering, scientific, marketing, manufacturing and operating personnel. As we develop additional manufacturing capabilities and expand the scope of our operations, we will require more skilled personnel. Recruiting personnel for the fuel cell industry is highly competitive. We may not be able to continue to attract and retain qualified executive, managerial and technical personnel needed for our business. Our failure to attract or retain qualified personnel could have a material adverse effect on our business.

Public policy and regulatory changes could hurt the market for our products.

Changes in existing government regulations and the emergence of new regulations with respect to fuel cell products may hurt the market for our products. Environmental laws and regulations in the United States and other countries have driven interest in fuel cells. We cannot guarantee that these laws and policies including subsidies or incentives associated with the adoption of clean energy products, will not change. Changes in these laws and other laws and policies, or the failure of these laws and policies to become more widespread, could result in manufacturers abandoning their interest in fuel cell products or favouring alternative technologies. In addition, as fuel cell products are introduced into our target markets, the United States government and other governments may impose burdensome requirements and restrictions on the use of fuel cell products that could reduce or eliminate demand for some or all of our products.

Government budgetary constraints could reduce the demand for our products by restricting the funding available to public transportation agencies and militaries. We cannot guarantee that current government direct and indirect financial support for our products will continue.

We depend on our intellectual property, and our failure to protect that intellectual property could adversely affect our expected future growth and success.

Failure to protect our existing intellectual property rights may result in the loss of our exclusivity or the right to use our technologies. If we do not adequately ensure our freedom to use certain technology, we may have to pay others for rights to use their intellectual property, pay damages for infringement or misappropriation, or be enjoined from using such intellectual property. We rely on patent, trade secret, trademark and copyright laws to protect our intellectual property. However, some of our intellectual property is not covered by any patent or patent application, and the patents to which we currently have rights expire between 2016 and 2036. Our present or future-issued patents may not protect our technological leadership, and our patent portfolio may not continue to grow at the same rate as it has in the past. Moreover, our patent position is subject to complex factual and legal issues that may give rise to uncertainty as to the validity, scope and enforceability of a particular patent. Accordingly, there is no assurance that: (a) any of the patents owned by us or other patents that third parties license to us will not be invalidated, circumvented, challenged, rendered unenforceable or licensed to others; or (b) any of our pending or future patent applications will be issued with the breadth of claim coverage sought by us, if issued at all. In addition, effective patent, trade secret, trademark and copyright protection may be unavailable, limited or not applied for in certain countries.

We also seek to protect our proprietary intellectual property, including intellectual property that may not be patented or patentable, in part by confidentiality agreements and, if applicable, inventors’ rights agreements with our strategic partners and employees. We can provide no assurance that these agreements will not be breached, that we will have adequate remedies for any breach, or that such persons or institutions will not assert rights to intellectual property arising out of these relationships.

Certain of our intellectual property have been licensed to us on a non-exclusive basis from third parties who may also license such intellectual property to others, including our competitors. If necessary or desirable, we may seek further licences under the patents or other intellectual property rights of others. However, we may not be able to obtain such licences or the terms of any offered licences may not be acceptable to us. The failure to obtain a licence from a third party for intellectual property we use could cause us to incur substantial liabilities and to suspend the manufacture or shipment of products or our use of processes requiring the use of such intellectual property.

We may become subject to lawsuits in which it is alleged that we have infringed the intellectual property rights of others or commence lawsuits against others who we believe are infringing upon our rights. Our involvement in intellectual property litigation could result in significant expense to us, adversely affecting the development of sales of the challenged product or intellectual property and diverting the efforts of our technical and management personnel, whether or not such litigation is resolved in our favour.

We could be liable for environmental damages resulting from our research, development or manufacturing operations.

Our business exposes us to the risk of harmful substances escaping into the environment, resulting in personal injury or loss of life, damage to or destruction of property, and natural resource damage. Depending on the nature of the claim, our current insurance policies may not adequately reimburse us for costs incurred in settling environmental damage claims, and in some instances, we may not be reimbursed at all. Our business is subject to numerous laws and regulations that govern environmental protection and human health and safety. These laws and regulations have changed frequently in the past and it is reasonable to expect additional and more stringent changes in the future. Our operations may not comply with future laws and regulations, and we may be required to make significant unanticipated capital and operating expenditures. If we fail to comply with applicable environmental laws and regulations, governmental authorities may seek to impose fines and penalties on us, or to revoke or deny the issuance or renewal of operating permits, and private parties may seek damages from us. Under those circumstances, we might be required to curtail or cease operations, conduct site remediation or other corrective action, or pay substantial damage claims.

Our products use flammable fuels and some generate high voltages, which could subject our business to product liability claims.

Our business exposes us to potential product liability claims that are inherent in electrical products, and in products that use hydrogen or hydrogen-rich reformate fuels. High-voltage electricity poses potential shock hazards, and hydrogen is a flammable gas and therefore a potentially dangerous fuel. Any accidents involving our products or other hydrogen-based products could materially impede widespread market acceptance and demand for our fuel cell products. Involvement in litigation could result in significant expense to us, adversely affecting the development and sales of our products, and diverting the efforts of our technical and management personnel, whether or not the litigation is resolved in our favour. In addition, we may be held responsible for damages beyond the scope of our insurance coverage. We also cannot predict whether we will be able to maintain our insurance coverage on acceptable terms.

Risks Related to our Securities

We do not currently intend to pay cash dividends.

We have never declared or paid cash dividends on our Common Shares. We currently intend to retain future earnings to finance the operation, development and expansion of our business. We do not anticipate paying cash dividends on the Common Shares in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of Ballard’s board of directors and will depend on Ballard’s financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant. Accordingly, investors will only see a return on their investment if the value of our Securities appreciates.

The market for Common Shares has been volatile in the past, and may be subject to fluctuations in the future.

The market price of the Common Shares has ranged from a high of CDN$2.99 and a low of CDN$1.50 and a high of US$2.24 and a low of US$1.13 during the twelve month period ended May 31, 2016, as quoted on the TSX and NASDAQ, respectively. We cannot assure you that the market price of our Common Shares will not significantly fluctuate from its current level. In addition to general economic, political and market conditions, the price and trading volume of the Common Shares could fluctuate widely in response to many factors, including:

•                  governmental approvals, delays in expected governmental approvals or withdrawals of any prior governmental approvals or public or regulatory agency concerns regarding the safety or effectiveness of our products;

•                  changes in Canadian, United States or other foreign regulatory policy during the period of product development;

•                  changes in Canadian, United States or foreign political environment and the passage of laws, including tax, environmental or other laws, affecting the product development business;

•                  developments in patent or other proprietary rights, including any third party challenges of our intellectual property rights;

•                  announcements of technological innovations by the Company or its competitors;

•                  actual or anticipated variations in our operating results due to the level of development expenses and other factors;

•                  changes in financial estimates by securities analysts and whether our earnings meet or exceed the estimates;

•                  conditions and trends in energy and other industries; and

•                  new accounting standards.

In addition, the financial markets have experienced significant price and volume fluctuations for a number of reasons. These broad market fluctuations, or any industry-specific market fluctuations, may adversely affect the market price of the Common Shares. In the past, following periods of volatility in the market price of a company’s securities, class action securities litigation has been instituted against such a company. Such litigation, whether with or without merit, could result in substantial costs and a diversion of management’s attention and resources, which would have a material adverse effect on our business, operating results and financial condition.

There is no market through which the Preferred Shares, Warrants or Units may be sold.

There is no market through which the Preferred Shares, Warrants or Units may be sold. There can be no assurance that an active trading market will develop for the aforementioned securities, or if developed, that such a market will be sustained at the price level at which it was offered. The liquidity of the trading market in those securities, and the market price quoted for those securities, may be adversely affected by, among other things:

•                              changes in the overall market for those securities;

•                              changes in Ballard’s financial performance or prospects;

•                              changes or perceived changes in Ballard’s creditworthiness;

•                              the prospects for companies in the industry generally;

•                              the number of holders of those securities;

•                              the interest of securities dealers in making a market for those securities; and

•                              prevailing interest rates.

There can be no assurance that fluctuations in the trading price will not materially adversely impact on our ability to raise equity funding without significant dilution to its existing shareholders, or at all.

Future sales or issuances of Securities could decrease the value of existing securities, dilute investors’ voting power and reduce Ballard’s earnings per share.

We may sell additional securities in subsequent offerings and may issue additional securities to finance operations, acquisitions or other projects. Ballard has a large number of authorized but unissued Common Shares. We cannot predict the size of future sales and issuances of securities or the effect, if any, that such future sales and issuances of securities will have on the market price of the Securities. Sales or issuances of a substantial number of securities, or the perception that such sales could occur, may adversely affect prevailing market prices for Securities. With any additional sale or issuance of Common Shares (including securities convertible into Common Shares), investors will suffer dilution of their voting power and may experience dilution in Ballard’s earnings per share.

The board of directors may issue, without shareholder approval, Preferred Shares that have rights and preferences potentially superior to those of the Common Shares. Such an issuance may delay or prevent a change of control.

While there are no Preferred Shares currently outstanding, Ballard’s articles allow the issuance of Preferred Shares in one or more series. Subject to the TSX, NASDAQ and any applicable regulatory approvals, the board of directors may set the rights and preferences of any series of Preferred Shares in its sole discretion without shareholder approval. The rights and preferences of those Preferred Shares may be superior to those of the Common Shares. Accordingly, the issuance of Preferred Shares may adversely affect the rights of holders of Common Shares and could have the effect of delaying or preventing a change of control, which may deprive Ballard’s shareholders of a control premium that might otherwise have been realized in connection with an acquisition of Ballard.

United States investors may not be able to obtain enforcement of civil liabilities against us.

The enforcement by investors of civil liabilities under the United States federal or state securities laws may be affected adversely by the fact that we are governed by the Canada Business Corporations Act, that the majority of our officers and directors are residents of Canada or otherwise reside outside the United States, and that all, or a substantial portion of their assets and a substantial portion of our assets, are located outside the United States. It may not be possible for investors to effect service of process within the United States on certain of our directors and officers or enforce judgments obtained in the United States courts against us or certain of our directors and officers based upon the civil liability provisions of United States federal securities laws or the securities laws of any state of the United States.

There is some doubt as to whether a judgment of a United States court based solely upon the civil liability provisions of United States federal or state securities laws would be enforceable in Canada against us or our directors and officers. There is also doubt as to whether an original action could be brought in Canada against us or our directors and officers to enforce liabilities based solely upon United States federal or state securities laws.

If we are characterized as a passive foreign investment company, U.S. holders may be subject to adverse U.S. federal income tax consequences.

Based in part on current operations and financial projections, we do not expect to be a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for our current taxable year or in the foreseeable future. However, we must make an annual determination as to whether we are a PFIC based on the types of income we earn and the types and value of our assets from time to time, all of which are subject to change. Therefore, we cannot assure you that we will not be a PFIC for our current taxable year or any future taxable year. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either (1) at least 75% of its gross income is passive income or (2) at least 50% of the value of its assets (based on an average of the quarterly values of the assets during a taxable year) is attributable to assets that produce or are held for the production of passive income. The market value of our assets may be determined in large part by the market price of the Common Shares, which is likely to fluctuate. In addition, the composition of our income and assets will be affected by how, and how quickly, we use any cash that we raise. If we were to be treated as a PFIC for any taxable year during which you hold Common Shares, certain adverse U.S. federal income tax consequences could apply to U.S. holders.

As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our U.S. shareholders.

We are a foreign private issuer under applicable U.S. federal securities laws and, therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the U.S. Exchange Act, as amended, and related rules and regulations. As a result, we do not file the same reports that a U.S. domestic issuer would file with the SEC, although we will be required to file with or furnish to the SEC the continuous disclosure documents that we are required to file in Canada under Canadian securities laws. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery provisions of Section 16 of the U.S. Exchange Act. Therefore, our shareholders may not know on as timely a basis when our officers, directors and principal shareholders purchase or sell Common Shares as the reporting periods under the corresponding Canadian insider reporting requirements are longer. In addition, as a foreign private issuer, we are exempt from the proxy rules under the U.S. Exchange Act.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses to us.

In order to maintain our current status as a foreign private issuer, a majority of our Common Shares must be either directly or indirectly owned by non-residents of the United States unless we also satisfy one of the additional requirements necessary to preserve this status. We may in the future lose our foreign private issuer status if a majority of the Common Shares are held in the United States and we fail to meet the additional requirements necessary to avoid loss of foreign private issuer status. The regulatory and compliance costs to us under U.S. federal securities laws as a U.S. domestic issuer may be significantly more than the costs we incur as a Canadian foreign private issuer eligible to use MJDS. If we are not a foreign private issuer, we would not be eligible to use the MJDS or other foreign issuer forms and would be required to file periodic and current reports and registration statements on U.S. domestic issuer forms with the SEC, which are more detailed and extensive than the forms available to a foreign private issuer. In addition, we may lose the ability to rely upon exemptions from NASDAQ corporate governance requirements that are available to foreign private issuers.

USE OF PROCEEDS

Unless otherwise indicated in the applicable Prospectus Supplement, we intend to use the net proceeds from the sale of Securities for working capital requirements or for other general corporate purposes, including, but not limited to, investments in product development and market development activities necessary to commercialize our products. More detailed information regarding the use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement. We may, from time to time, issue Common Shares or other securities otherwise than through the offering of Securities pursuant to this Prospectus.

We incurred operating losses and negative operating cash flow for the year ended December 31, 2015. We expect to use the net proceeds from the sale of Securities in pursuit of our ongoing general business objectives. To that end, a substantial portion of the net proceeds from the sale of Securities are expected to be allocated to working capital requirements and to the continuing development and marketing of our proprietary technologies and core products. To the extent that we have negative operating cash flows in future periods, it may need to deploy a portion of the net proceeds from the sale of Securities and/or its existing working capital to fund such negative cash flow. See “Risk Factors”.

CONSOLIDATED CAPITALIZATION

Other than as set out herein under “Prior Sales”, there have been no material changes in the share capitalization of the Company since December 31, 2015.

As a result of the issuance of Securities which may be distributed under this Prospectus, the share capital of the Company may increase by up to a maximum of US$100,000,000.

DESCRIPTION OF SHARE CAPITAL

Common Shares

We are authorized to issue an unlimited number of Common Shares, without par value, of which 156,890,099 are issued and outstanding as at the date of this Prospectus. There are options outstanding to purchase up to 6,112,898 Common Shares at prices ranging from CDN$0.81 to CDN$5.79. There are up to 1,574,859 Common Shares issuable on the redemption of outstanding restricted share units and up to 1,253,760 Common Shares issuable on the redemption of outstanding deferred share units. There are warrants outstanding to purchase up to 1,797,563 Common Shares at prices ranging from US$1.50 to US$2.00. Holders of Common Shares are entitled to one vote per Common Share on all matters to be voted on by such shareholders and, subject to the rights and priorities of the holders of Preferred Shares, are entitled to receive such dividends as may be declared by the board of directors out of funds legally available therefor and, in the event of liquidation, wind-up or dissolution, to receive our remaining property, after the satisfaction of all outstanding liabilities.

Dividend Policy

We have not paid any dividends to date on the Common Shares. We intend to retain its earnings, if any, to finance the growth and development of our business. Accordingly, we do not currently expect to pay any dividends on our Common Shares in the near future.

Preferred Shares

We are authorized to issue an unlimited number of Preferred Shares. As at the date of this Prospectus there are no Preferred Shares issued and outstanding. The Preferred Shares are issuable in series and the board of directors is entitled to determine the designation, preferences, rights, conditions, restrictions, limitations and prohibitions to be attached to each series of such shares.

DESCRIPTION OF WARRANTS

The following description, together with the additional information we may include in any applicable Prospectus Supplements, summarizes the material terms and provisions of the Warrants that we may offer under this Prospectus, which will consist of Warrants to purchase Common Shares and may be issued in one or more series. Warrants may be offered independently or together with other Securities, and may be attached to or separate from those Securities. While the terms we have summarized below will apply generally to any Warrants that we may offer under this Prospectus, we will describe the particular terms of any series of Warrants that we may offer in more detail in the applicable Prospectus Supplement. The terms of any Warrants offered under a Prospectus Supplement may differ from the terms described below.

General

Warrants may be issued under and governed by the terms of one or more warrant indentures (a “Warrant Indenture”) between us and a warrant trustee (the “Warrant Trustee”) that we will name in the relevant Prospectus Supplement, if applicable. Each Warrant Trustee will be a financial institution organized under the laws of Canada or any province thereof and authorized to carry on business as a trustee.

This summary of some of the provisions of the Warrants is not complete. The statements made in this Prospectus relating to any Warrant Indenture, if any, and Warrants to be issued under this Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the Warrant Indenture, if any, and the Warrant certificate. Prospective investors should refer to the Warrant Indenture, if any, and the Warrant certificate relating to the specific Warrants being offered for the complete terms of the Warrants. If applicable, we will file a Warrant Indenture describing the terms and conditions of Warrants we are offering concurrently with the filing of the applicable Prospectus Supplement under which such Warrants are offered.

The applicable Prospectus Supplement relating to any Warrants offered by us will describe the particular terms of those Warrants and include specific terms relating to the offering. This description will include, where applicable:

•                              the designation and aggregate number of Warrants;

•                              the price at which the Warrants will be offered;

•                              the currency or currencies in which the Warrants will be offered;

•                              the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

•                              the number of Common Shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;

•                              the designation and terms of any Securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each Security;

•                              the date or dates, if any, on or after which the Warrants and the other Securities with which the Warrants will be offered will be transferable separately;

•                              whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

•                              whether the Company will issue the Warrants as global securities and, if so, the identity of the depositary of the global securities;

•                              whether the Warrants will be listed on any exchange;

•                              material United States and Canadian federal income tax consequences of owning the Warrants; and

•                              any other material terms or conditions of the Warrants.

Rights of Holders Prior to Exercise

Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Common Shares issuable upon exercise of the Warrants.

Exercise of Warrants

Each Warrant will entitle the holder to purchase Common Shares, as specified in the applicable Prospectus Supplement at the exercise price that we describe therein. Unless we otherwise specify in the applicable Prospectus Supplement, holders of the Warrants may exercise the Warrants at any time up to the specified time on the expiration date that we set forth in the applicable Prospectus Supplement. After the close of business on the expiration date, unexercised Warrants will become void.

Holders of the Warrants may exercise the Warrants by delivering the Warrant certificate representing the Warrants to be exercised together with specified information, and paying the required amount to the Warrant Trustee, if any, or to us, as applicable, in immediately available funds, as provided in the applicable Prospectus Supplement. We will set forth on the Warrant certificate and in the applicable Prospectus Supplement the information that the holder of the Warrant will be required to deliver to the Warrant Trustee, if any, or to us, as applicable.

Upon receipt of the required payment and the Warrant certificate properly completed and duly executed at the corporate trust office of the Warrant Trustee, if any, to us at our principal offices, as applicable, or any other office indicated in the applicable Prospectus Supplement, we will issue and deliver the securities purchasable upon such exercise. If fewer than all of the Warrants represented by the Warrant certificate are exercised, then we will issue a new Warrant certificate for the remaining amount of Warrants. If we so indicate in the applicable Prospectus Supplement, holders of the Warrants may surrender securities as all or part of the exercise price for Warrants.

Anti-Dilution

The Warrant Indenture, if any, and the Warrant certificate will specify that upon the subdivision, consolidation, reclassification or other material change of the Common Shares or any other reorganization, amalgamation, merger or sale of all or substantially all of our assets, the Warrants will thereafter evidence the right of the holder to receive the securities, property or cash deliverable in exchange for or on the conversion of or in respect of the Common Shares to which the holder of a Common Share would have been entitled immediately after such event. Similarly, any distribution to all or substantially all of the holders of Common Shares of rights, options, warrants, evidences of indebtedness or assets will result in an adjustment in the number of Common Shares to be issued to holders of Warrants.

Global Securities

We may issue Warrants in whole or in part in the form of one or more global securities, which will be registered in the name of and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement. The global securities may be in temporary or permanent form. The applicable Prospectus Supplement will describe the terms of any depositary arrangement and the rights and limitations of owners of beneficial interests in any global security. The applicable Prospectus Supplement will describe the exchange, registration and transfer rights relating to any global security.

Modifications

The Warrant Indenture, if any, and the Warrant certificate will provide for modifications and alterations to the Warrants issued thereunder by way of a resolution of holders of Warrants at a meeting of such holders or a consent in writing from such holders. The number of holders of Warrants required to pass such a resolution or execute such a written consent will be specified in the Warrant Indenture, if any, and the Warrant certificate.

We may amend any Warrant Indenture and the Warrants, without the consent of the holders of the Warrants, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants.

Contractual Right of Rescission for Warrants

Original purchasers of Warrants (if offered separately by the Company) will have a contractual right of rescission against the Company in respect of the exercise of such Warrants. The contractual right of rescission will entitle such original purchasers to receive, in addition to the amount paid on original purchase of the Warrants, the amount paid upon exercise upon surrender of the underlying Common Shares received on exercise of such Warrants, in the event that this Prospectus (as supplemented) contains a misrepresentation, and provided that:

(a)         the exercise of the Warrants takes place within 180 days of the date of the purchase of the Warrants under this Prospectus; and

(b)         the right to rescission is exercised within 180 days of the date of the purchase of the Warrants under this Prospectus.

DESCRIPTION OF UNITS

The following description, together with the additional information we may include in any applicable Prospectus Supplements, summarizes the material terms and provisions of the Units that we may offer under this Prospectus. While the terms we have summarized below will apply generally to any Units that we may offer under this Prospectus, we will describe the particular terms of any series of Units in more detail in the applicable Prospectus Supplement. The terms of any Units offered under a Prospectus Supplement may differ from the terms described below.

We will file the form of unit agreement (“Unit Agreement”), if any, between us and a unit agent (“Unit Agent”) that describes the terms and conditions of the series of Units we are offering, and any supplemental agreements, concurrently with the filing of the applicable Prospectus Supplement under which such series of Units are offered. The following summaries of material terms and provisions of the Units are subject to, and qualified in their entirety by reference to, all the provisions of the Unit Agreement, if any, and any supplemental agreements applicable to a particular series of Units. We urge you to read the applicable Prospectus Supplements related to the particular series of Units that we sell under this Prospectus, as well as the complete Unit Agreement, if any, and any supplemental agreements that contain the terms of the Units.

General

We may issue Units comprising one or more of Common Shares and Warrants in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included security. The Unit Agreement under which a Unit may be issued may provide that the securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

We will describe in the applicable Prospectus Supplement the terms of the series of Units, including:

•                              the designation and terms of the Units and of the securities comprising the Units, including whether and under what circumstances those securities may be held or transferred separately;

•                              provisions of the governing Unit Agreement, if any; and

•                              any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the securities comprising the Units.

The provisions described in this section, as well as those described under “Description of Share Capital” and “Description of Warrants” will apply to each Unit and to any Common Share or Warrant included in each Unit, respectively.

Issuance in Series

We may issue Units in such amounts and in numerous distinct series as we determine.

PRICE RANGE AND TRADING VOLUMES

The Common Shares are listed and posted for trading on the TSX under the symbol “BLD” and on the NASDAQ under the symbol “BLDP”. The following table sets forth the reported price range and average daily volume of trading of the Common Shares during the 12 months preceding the date of this Prospectus.

	TSX (prices in Canadian dollars)		NASDAQ (prices in U.S. dollars)
	Price Range (low - high)	Average Volume	Price Range (low - high)	Average Volume
June 1 – 15, 2016	$1.75-1.94	68,723	$1.35-1.49	478,133
May 2016	$1.74-1.90	87,605	$1.34-1.52	330,438
April 2016	$1.71-2.01	100,855	$1.33-1.60	474,642
March 2016	$1.76-2.04	87,977	$1.34-1.51	433,521
February 2016	$1.80-1.91	66,492	$1.27-1.42	502,878
January 2016	$1.73-2.13	91,068	$1.20-1.52	585,672
December 2015	$1.58-2.28	122,349	$1.17-1.63	841,860
November 2015	$1.66-2.24	181,503	$1.30-1.71	748,526
October 2015	$1.63-2.03	107,071	$1.23-1.55	665,038
September 2015	$1.50-1.90	94,708	$1.13-1.45	713,204
August 2015	$1.52-1.77	74,710	$1.17-1.34	429,852
July 2015	$1.74-2.23	219,677	$1.35-1.72	1,746,500
June 2015	$1.56-2.99	151,341	$2.05-2.24	1,134,210

The closing price of the Common Shares on the TSX and NASDAQ on June 15, 2016 was CDN$1.78 and US$1.38, respectively.

PRIOR SALES

In the 12 months prior to the date of this Prospectus, the Company has issued the following securities:

Date of Grant/ Issuance	Price per Security ($)		Number of Securities Issued
Common Shares:
June 15, 2015(1)	CDN$	1.22	10,000
June 19, 2015(1)	CDN$	1.25	1,667
June 19, 2015(1)	CDN$	1.69	1,000
June 19, 2015(1)	CDN$	1.22	2,500
June 26, 2015(1)	CDN$	1.22	1,333
July 7, 2015(3)	US$	1.60	9,343,750
September 11, 2015(2)	US$	1.44	8,752
September 20, 2015(2)	CDN$	1.66	6,691
September 20. 2015(2)	US$	1.26	41,236
October 1, 2015(4)	US$	1.20	11,415,704
October 15, 2015(1)	CDN$	1.41	5,000
October 15, 2015(1)	CDN$	1.22	3,333
October 28, 2015(2)	CDN$	1.97	30,312
November 6, 2015(1)	CDN$	1.69	667
November 6, 2015(1)	CDN$	1.22	667
November 10, 2015(5)	US$	1.50	3,322,479
December 9, 2015(1)	US$	0.83	25,000
December 9, 2015(1)	US$	1.19	16,666
February 19, 2016(1)	CDN$	1.34	2,500
February 26, 2016(2)	CDN$	1.84	6,428
February 26, 2016(2)	US$	1.36	7,285
March 7, 2016(1)	CDN$	1.34	6,000
March 8, 2016(1)	CDN$	1.34	2,500

Date of Grant/ Issuance	Price per Security ($)		Number of Securities Issued
March 9, 2016(1)	CDN$	1.34	6,500
March 11, 2016(1)	CDN$	1.22	16,667
March 11, 2016(1)	CDN$	1.22	5,000
May 5, 2016(1)	US$	1.19	8,334
Options to purchase Common Shares:
September 11, 2015	CDN$	1.90	20,000
October 2, 2015	US$	1.23	355,500
February 26, 2016	CDN$	1.80	954,482
February 26, 2016	US$	1.33	318,833
Restricted Share Units:
October 1, 2015	US$	1.23	195,122
February 26, 2016	CDN$	1.80	598,750
February 26, 2016	US$	1.33	169,173
Deferred Share Units:
June 30, 2015	CDN$	2.58	31,809
September 30, 2015	CDN$	1.62	54,784
December 31, 2015	CDN$	2.15	41,276
February 25, 2016	CDN$	1.80	272,165
March 31, 2016	CDN$	1.81	55,936
March 31, 2016	US$	1.40	8,035

Notes:

(1)         Issued on the exercise of previously granted options.

(2)         Issued on the exercise of previously granted restricted stock units from the Consolidated Share Distribution Plan.

(3)         Issued in connection with July 7, 2015 public offering.

(4)         Issued in connection with the acquisition of Protonex Technology Corporation.

(5)         Issued in connection with Nisshinbo Private Placement.

PLAN OF DISTRIBUTION

General

We may offer and sell the Securities, separately or together: (a) to one or more underwriters; (b) through one or more agents; or (c) directly to one or more other purchasers. The Securities offered pursuant to any Prospectus Supplement may be sold from time to time in one or more transactions at: (i) a fixed price or prices, which may be changed from time to time; (ii) market prices prevailing at the time of sale; (iii) prices related to such prevailing market prices; or (iv) other negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 Shelf Distributions, including sales made directly on the TSX, NASDAQ or other existing trading markets for the Securities.  We may only offer and sell the Securities pursuant to a Prospectus Supplement during the period that this Prospectus, including any amendments hereto, remains effective. The Prospectus Supplement for any of the Securities being offered thereby will set forth the terms of the offering of such Securities, including the type of Security being offered, the name or names of any underwriters or agents, the purchase price of such Securities, the proceeds to us from such sale, any underwriting commissions or discounts and other items constituting underwriters’ compensation. Only underwriters so named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

By Underwriters

If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Unless otherwise set forth in the Prospectus Supplement relating thereto, the obligations of underwriters to purchase the Securities will be subject to certain conditions, but the underwriters will be obligated to purchase all of the Securities offered by the Prospectus Supplement if any of such Securities are purchased. We may offer the Securities to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. The Company may agree to pay the underwriters a fee or commission for various services relating to the offering of any Securities. Any such fee or commission will be paid out of our general corporate funds. We may use underwriters with whom we have a material relationship. We will describe in the Prospectus Supplement, naming the underwriter, the nature of any such relationship.

In compliance with the guidelines of the Financial Regulatory Authority (FINRA), the maximum aggregate value of all compensation to be received by any FINRA member or independent broker-dealer will not exceed 8% of the gross proceeds from the sale of Securities pursuant to this Prospectus and any applicable Prospectus Supplement. If 5% or more of the net proceeds of any offering of Securities made under this Prospectus will be received by a FINRA member participating in the offering or affiliates or associated persons of such FINRA member, the offering will be conducted in accordance with FINRA Rule 5121 (or any successor rule).

By Agents

The Securities may also be sold through agents designated by us. Any agent involved will be named, and any fees or commissions payable by us to such agent will be set forth in the applicable Prospectus Supplement. Any such fees or commissions will be paid out of our general corporate funds. Unless otherwise indicated in the Prospectus Supplement, any agent will be acting on a best efforts basis for the period of its appointment.

Direct Sales

Securities may also be sold directly by us at such prices and upon such terms as agreed to by us and the purchaser. In this case, no underwriters or agents would be involved in the offering.

General Information

Underwriters or agents who participate in the distribution of Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under Canadian provincial and United States securities legislation, or to contribution with respect to payments which such underwriters or agents may be required to make in respect thereof. Such underwriters or agents may be customers of, engage in transactions with, or perform services for, us in the ordinary course of business.

We may enter into derivative transactions with third parties, or sell securities not covered by this Prospectus to third parties in privately negotiated transactions. If the applicable Prospectus Supplement indicates, in connection with those derivatives, the third parties may sell Securities covered by this Prospectus and the applicable Prospectus Supplement, including in short sale transactions. If so, the third parties may use Securities pledged by us or borrowed from us or others to settle those sales or to close out any related open borrowings of stock, and may use Securities received from us in settlement of those derivatives to close out any related open borrowings of stock. The third parties in such sale transactions will be identified in the applicable Prospectus Supplement.

One or more firms, referred to as “remarketing firms,” may also offer or sell the Securities, if the Prospectus Supplement so indicates, in connection with a remarketing arrangement upon their purchase. Remarketing firms will act as principals for their own accounts or as agents for us. These remarketing firms will offer or sell the Securities in accordance with the terms of the Securities. The Prospectus Supplement will identify any remarketing firm and the terms of its agreement, if any, with us and will describe the remarketing firm’s compensation. Remarketing firms may be deemed to be underwriters in connection with the Securities they remarket.

No underwriter or dealer involved in an “at-the-market distribution” as defined under the applicable Canadian securities legislation, no affiliate of such underwriter or dealer and no person acting jointly or in concert with such underwriter or dealer will over-allot our securities in connection with an offering of our securities or effect any other transactions that are intended to stabilize the market price of our securities.

In connection with any offering of Securities, other than an “at-the-market distribution”, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions may be commenced, interrupted or discontinued at any time.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, counsel to the Company, the following is a general summary of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) (the “Tax Act”) generally applicable to a holder who acquires Common Shares, Preferred Shares, or Warrants as beneficial owner pursuant to the Prospectus and who, at all relevant times, for the purposes of the Tax Act, holds such Securities as capital property, deals at arm’s length with the Company, and is not affiliated with the Company (a “Holder”).

The Common Shares, Preferred Shares, and Warrants will generally be considered capital property to a Holder unless either (i) the Holder holds the Common Shares, Preferred Shares, and/or Warrants in the course of carrying on a business of buying and selling securities or (ii) the Non-Resident Holder (as defined below) has acquired the Common Shares, Preferred Shares, and/or Warrants in a transaction or transactions considered to be an adventure in the nature of trade.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof, counsel’s understanding of the current administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) publicly available prior to the date hereof, and all specific proposals to amend the Tax Act and Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”). No assurances can be given that the Proposed Amendments will be enacted or will be enacted as proposed. Other than the Proposed Amendments, this summary does not take into account or anticipate any changes in law or the administration policies or assessing practice of CRA, whether by judicial, legislative, governmental or administrative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations, which may differ significantly from those discussed herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder and no representations with respect to the income tax consequences to any particular Holder are made. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, prospective investors in the Securities should consult their own tax advisors with respect to their own particular circumstances.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of the Securities, including interest, dividends, adjusted cost base and proceeds of disposition, must be converted into Canadian dollars based on the relevant exchange rate (as determined in accordance with the Tax Act) applicable on the date the particular amount arose.

Preferred Shares

The tax consequences of acquiring, holding and disposing of Preferred Shares will generally depend on the particular terms of the Preferred Shares. Accordingly, such consequences are only partially described in this summary but will be described in more detail in the applicable Prospectus Supplement.

Allocation of Cost

A Holder who acquires Units will be required to allocate the purchase price paid for each Unit on a reasonable basis between the Common Share and the Warrant comprising each Unit in order to determine their respective costs to such Holder for the purposes of the Tax Act.

Holders Resident in Canada

This section of the summary applies to a Holder who, at all relevant times, is, or is deemed to be, resident in Canada for the purposes of the Tax Act (a “Resident Holder”). This section of the summary is not applicable to a Resident Holder: (i) that is a “financial institution” within the meaning of section 142.2 of the Tax Act; (ii) that is a “specified financial institution” as defined in subsection 248(1) of the Tax Act; (iii) that reports its “Canadian tax results” within the meaning of section 261 of the Tax Act in a currency other than Canadian currency, (iv) an interest in which is a “tax shelter investment” for the purposes of the Tax Act, or (v) that enters into a derivative forward agreement with respect to its Common Shares, Preferred Shares or Warrants, within the meaning of the Tax Act. Such Resident Holders should consult their own tax advisors.

Additional considerations, not discussed herein, may be applicable to a Holder that is a corporation resident in Canada, and is, or becomes as part of a transaction or event or series of transactions or events that includes the acquisition of Securities, controlled by a non-resident corporation for purposes of the “foreign affiliate dumping” rules in section 212.3 of the Tax Act. Such Holders should consult their tax advisors with respect to the consequences of acquiring Securities.

A Resident Holder whose Shares might not otherwise qualify as capital property may be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have the Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Resident Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Resident Holders should consult their own tax advisors for advice as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances. Such election is not available in respect of Warrants.

Exercise or Expiry of Warrants

No gain or loss will be realized by a Resident Holder of a Warrant upon the exercise of such Warrant. When a Warrant is exercised, the Resident Holder’s cost of the Common Share acquired thereby will be equal to the adjusted cost base of the Warrant to such Resident Holder, plus the amount paid on the exercise of the Warrant. For the purpose of computing the adjusted cost base to a Resident Holder of each Common Share acquired on the exercise of a Warrant, the cost of such Common Share must be averaged with the adjusted cost base to such Resident Holder of all other Common Shares (if any) held by the Resident Holder as capital property immediately prior to the exercise of such Warrant.

Generally, the expiry of an unexercised Warrant will give rise to a capital loss equal to the adjusted cost base to the Resident Holder of such expired Warrant. The tax treatment of capital gains and losses is discussed in greater detail below under the subheading “Capital Gains and Losses”.

Dividends

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividends will be subject to the gross-up and dividend tax credit rules applicable to taxable dividends received from taxable Canadian corporations. Taxable dividends received from a taxable Canadian corporation which are designated by such corporation as “eligible dividends” will be subject to an enhanced gross-up and dividend tax credit regime in accordance with the rules in the Tax Act. There may be limitations on the ability of the Company to designate dividends as eligible dividends.

In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act (as proposed to be amended by Proposed Amendments released on July 31, 2015) will treat a taxable dividend received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations are urged to consult their own tax advisors having regard to their particular circumstances.

A Resident Holder that is a “private corporation” or a “subject corporation”, as defined in the Tax Act, will generally be liable to pay a refundable tax of 38 1/3% (subject to pro-ration for taxation years that end after 2015 and begin before 2016) under Part IV of the Tax Act on dividends received on the Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year.

If the Preferred Shares are “taxable preferred shares” as defined in the Tax Act, the terms of such Preferred Shares may require the Company to make the election under Part VI.1 of the Tax Act so that corporate Resident Holders will not be subject to tax under Part IV.1 of the Tax Act on dividends received (or deemed to be received) on the Preferred Shares.

Capital Gains and Losses

A Resident Holder who disposes of or is deemed to have disposed of a Share or Warrant (other than a disposition arising on the exercise of a Warrant) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the Resident Holder’s proceeds of disposition, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of the Share or Warrant, as applicable, immediately before the disposition or deemed disposition.

A Resident Holder will generally be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such taxation year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss realized in a particular taxation year (an “allowable capital loss”) against taxable capital gains realized in the taxation year. Allowable capital losses in excess of taxable capital gains for a taxation year generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Tax Act.

The amount of any capital loss realized on the disposition or deemed disposition of a Share by a Resident Holder that is a corporation may, in certain circumstances, be reduced by the amount of dividends received or deemed to have been received by it on such Share to the extent and under the circumstances specified in the Tax Act. Analogous rules apply to a partnership or trust of which a corporation, partnership or trust is a member or beneficiary.

A Resident Holder that is throughout the relevant taxation year a “Canadian controlled private corporation” (as defined in the Tax Act) may be liable to pay a refundable tax of 10 2/3% (subject to pro-ration for taxation years that end after 2015 and begin before 2016) on its “aggregate investment income” (as defined in the Tax Act) for the year, including taxable capital gains.

Alternative Minimum Tax

In general terms, a Resident Holder who is an individual (other than certain trusts) that receives or is deemed to have received taxable dividends on the Shares or realizes a capital gain on the disposition or deemed disposition of Shares or Warrants may be liable for alternative minimum tax under the Tax Act. Resident Holders that are individuals should consult their own tax advisors in this regard.

Holders not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the Tax Act: (i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold the Shares or Warrants in connection with carrying on a business in Canada (“Non-Resident Holder”). This summary does not apply to a Non-Resident Holder that carries on, or is deemed to carry on, an insurance business in Canada and elsewhere and such Holders should consult their own tax advisors.

Exercise or Expiry of Warrants

The tax consequences of the exercise and expiry of a Warrant held by a Non-Resident Holder are the same as those described above under “Holders Resident in Canada — Exercise or Expiry of Warrants”.

Disposition of Common Shares, Preferred Shares and Warrants

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain realized by such Non-Resident Holder on a disposition of the Shares or Warrants, unless the Shares or Warrants constitute “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder at the time of disposition and the Non-Resident Holder is not entitled to relief under an applicable income tax treaty or convention.

As long as the Common Shares are then listed on a designated stock exchange (which currently includes the TSX and the NASDAQ), the Common Shares and the Warrants generally will not constitute taxable Canadian property of a Non-Resident Holder, unless (a) at any time during the 60 month period immediately preceding the disposition or deemed disposition of the Common Share or Warrant (as applicable): (i) 25% or more of the issued shares of any class of the capital stock of the Company were owned by, or belonged to, one or any combination of the Non-Resident Holder and persons with whom the Non-Resident Holder did not deal at arm’s length (within the meaning of the Tax Act); and (ii) more than 50% of the fair market value of a Common Share was derived directly or indirectly from one or any combination of: (A) real or immovable property situated in Canada; (B) Canadian resource property (as defined in the Tax Act); (C) timber resource property (as defined in the Tax Act), or (D) options in respect of, or interests in, or for civil law rights in, property described in any of (A) through (C) above, whether or not such property exists; or (b) the Common Shares or Warrants (as applicable) are otherwise deemed under the Tax Act to be taxable Canadian property.

If the Preferred Shares are not listed on a designated stock exchange, the Preferred Shares will nonetheless generally not constitute taxable Canadian property unless: (a) at any time during the 60 month period immediately preceding the disposition or deemed disposition of the Preferred Share, more than 50% of the fair market value of a Preferred Share was derived directly or indirectly from one or any combination of: (A) real or immovable property situated in Canada; (B) Canadian resource property (as defined in the Tax Act); (C) timber resource property (as defined in the Tax Act), or (D) options in respect of, or interests in, or for civil law rights in, property described in any of (A) through (C) above, whether or not such property exists; or (b) the Preferred Shares are otherwise deemed under the Tax Act to be taxable Canadian property.

If the Shares or Warrants are taxable Canadian property to a Non-Resident Holder, any capital gain realized on the disposition or deemed disposition of such Shares or Warrants may not be subject to Canadian federal income tax pursuant to the terms of an applicable income tax treaty or convention between Canada and the country of residence of a Non-Resident Holder.

Non-Resident Holders whose Shares or Warrants are taxable Canadian property should consult their own advisors with respect to the consequences of disposing of such Shares or Warrants.

Dividends

Under the Tax Act, dividends on Shares paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax treaty or convention between Canada and the country in which the Non-Resident Holder is resident. For example, where a Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Income Tax Convention (1980) and is the beneficial owner of the dividend, the applicable rate of Canadian withholding tax is generally reduced to 15% of the amount of such dividend.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

The following is a general summary of certain material U.S. federal income tax considerations relevant to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of Common Shares acquired pursuant to this Prospectus.

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. Except as discussed below, this summary does not discuss applicable income tax reporting requirements. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to U.S. Holders of the acquisition, ownership, and disposition of Common Shares.  Each prospective U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership, and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.

Scope of this Summary

Authorities

This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term “U.S. Holder” means a beneficial owner of Common Shares acquired pursuant to this Prospectus that is for U.S. federal income tax purposes:

•                              an individual who is a citizen or resident of the U.S.;

•                              a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

•                              an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•                              a trust that (1) is subject to the primary supervision of a court within the U.S. and one or more U.S. persons has the authority to make all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of Common Shares that is not a U.S. Holder and is not a partnership for U.S. federal income tax purposes. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of Common Shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of Common Shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including, but not limited to, the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own, have owned or will own (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company.  This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are:  (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Tax Act; (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold Common Shares in connection with carrying on a business in Canada; (d) persons whose Common Shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including, but not limited to, U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

If an entity or arrangement that is classified as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such entity and the partners (or other owners) of such partnership generally will depend on the activities of the partnership and the status of such partners.  This summary does not address the tax consequences to any such owner. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of Common Shares.

Ownership and Disposition of Common Shares

The following discussion is subject in its entirety to the rules described below under the heading “Passive Foreign Investment Company Rules.”

Taxation of Distributions

A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any foreign income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such Common Shares (see “Sale or Other Taxable Disposition of Common Shares” below). However, the Company may not maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the Common Shares will constitute ordinary dividend income. Dividends received on Common Shares generally will not be eligible for the “dividends received deduction”.

Subject to applicable limitations and provided the Company is eligible for the benefits of the Canada - U.S. Tax Convention or the Common Shares are readily tradable on a United States securities market, dividends paid by the Company to non-corporate U.S. Holders, including individuals, generally will be eligible for the preferential tax rates applicable to long-term capital gains for dividends provided certain holding period and other conditions are satisfied, including that the Company not be classified as a PFIC (as defined below) in the tax year of distribution or in the preceding tax year. The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of Common Shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such Common Shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such Common Shares are held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Passive Foreign Investment Company Rules

If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of Common Shares. The Company believes that it was not a PFIC during the prior tax year, and based on current business plans and financial expectations, the Company expects that it will not be a PFIC for the current tax year and does not expect to be a PFIC for the foreseeable future. No opinion of legal counsel or ruling from the IRS concerning the status of the Company as a PFIC has been obtained or is currently planned to be requested.

However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been, is not and will not become a PFIC for any tax year during which U.S. Holders hold Common Shares.

In addition, in any year in which the Company is classified as a PFIC, such holder will be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidance may require. In addition to penalties, a failure to satisfy such reporting requirements may result in an extension of the time period during which the IRS can assess tax. U.S. Holders should consult their own tax advisors regarding the requirements of filing such information returns under these rules, including the requirement to file an IRS Form 8621 annually.

The Company will be a PFIC under Section 1297 of the Code if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income (the “income test”) or (b) 50% or more of the value of the Company’s assets either produce passive income or are held for the production of passive income (the “asset test”), based on the quarterly average of the fair market value of such assets. “Gross income” generally includes all sales revenues less the cost of goods sold, plus income from investments and from incidental or outside operations or sources, and “passive income” generally includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.

In addition, for purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above and assuming certain other requirements are met, “passive income” does not include certain interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income and certain other requirements are satisfied.

Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on (i) a distribution on the shares of a Subsidiary PFIC or (ii) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

If the Company were a PFIC in any tax year and a U.S. Holder held Common Shares, such holder generally would be subject to special rules under Section 1291 of the Code with respect to “excess distributions” made by the Company on the Common Shares and with respect to gain from the disposition of Common Shares. An “excess distribution” generally is defined as the excess of distributions with respect to the Common Shares received by a U.S. Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the Common Shares, as applicable. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the Common Shares ratably over its holding period for the Common Shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner.

U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect to the Company or any Subsidiary PFIC. U.S. Holders are urged to consult their own tax advisors regarding the potential application of the PFIC rules to the ownership and disposition of Common Shares, and the availability of certain U.S. tax elections under the PFIC rules.

Additional Considerations

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on “net investment income” including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). Special rules apply to PFICs. U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

Receipt of Foreign Currency

The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of Common Shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

Subject to the PFIC rules discussed above, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the Common Shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid.  Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the Common Shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on U.S. Holders that hold certain specified foreign financial assets in excess of certain threshold amounts. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their Common Shares are held in an account at certain financial institutions. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, (currently at the rate of 28%), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.

This discussion of reporting requirements set forth above is not intended to constitute an exhaustive description of all reporting requirements that may apply to a U.S. Holder. A failure to satisfy certain reporting requirements may result in an extension of the time period during which the IRS can assess a tax, and under certain circumstances, such an extension may apply to assessments of amounts unrelated to any unsatisfied reporting requirements. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar regulatory authorities in Canada (the “Canadian Securities Authorities”). Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary at 9000 Glenlyon Parkway, Burnaby, British Columbia, Canada V5J 5J8 and are also available electronically at www.sedar.com.

The following documents, which were filed by the Company with the Canadian Securities Authorities, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)                                 the annual information form of the Company dated February 25, 2016 for the year ended December 31, 2015;

(b)                                 the audited consolidated statements of financial position of the Company as at December 31, 2015 and December 31, 2014 and the related consolidated statements of loss and comprehensive loss, changes in equity and cash flows for the years ended December 31, 2015 and December 31, 2014, together with the notes thereto, and the auditors’ reports thereon;

(c)                                  the management’s discussion and analysis of financial condition and results of operations of the Company dated February 24, 2016 for the year ended December 31, 2015;

(d)                                 the unaudited interim consolidated statement of financial position of the Company as at March 31, 2016 and the related consolidated statements of profit and loss and other comprehensive income (loss), changes in equity and cash flows for the three months ended March 31, 2016 and 2015, together with the notes thereto;

(e)                                  the interim management’s discussion and analysis of financial condition and results of operations of the Company dated April 26, 2016 for the three months ended March 31, 2016; and

(f)                                   the management proxy circular of the Company dated April 15, 2016 in connection with the annual meeting of shareholders to be held on June 1, 2016.

Any documents of the type referred to above (including material change reports but excluding confidential material change reports), or other disclosure documents required to be incorporated by reference into a prospectus filed under National Instrument 44-101, which are subsequently filed by the Company with securities commissions or similar authorities in the relevant provinces or territories of Canada after the date of this Prospectus and until all of the Securities are sold shall be deemed to be incorporated by reference into this Prospectus. These documents are available through the internet on SEDAR at www.sedar.com. To the extent that any document or information incorporated by reference into this Prospectus is included in a report that is filed with or furnished to the SEC by the Company on Form 40-F, 20-F, 10-K, 10-Q, 8-K or 6-K (or any respective successor form), such document or information shall also be deemed to be incorporated by reference as an exhibit to the registration statement of which this Prospectus forms a part. In addition, we may incorporate by reference as an exhibit to the registration statement of which the Prospectus forms a part or into the Prospectus which forms a part of the registration statement, information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document that also is, or is deemed to be, incorporated by reference herein modifies, replaces or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed with the SEC as part of the registration statement of which this Prospectus is a part insofar as required by the SEC’s Form F-10:

•                              the documents listed under “Documents Incorporated By Reference” in this Prospectus;

•                              the consent of KPMG LLP, the Company’s independent auditors;

•                              the consent of Stikeman Elliott LLP, the Company’s Canadian counsel; and

•                              powers of attorney of the Company’s directors and certain officers.

INTERESTS OF EXPERTS

As of the date hereof, the partners and associates of Stikeman Elliott LLP, as a group, beneficially own, directly or indirectly, less than 1% of our securities. None of the aforementioned persons have received or will receive a direct or indirect interest in any other property of the Company or any associate or affiliate of the Company.

TRANSFER AGENT AND REGISTRAR

Our registrar and transfer agent is Computershare Trust Company of Canada, 100 University Avenue, 9th Floor, Toronto, Ontario M5J 2Y1.

LEGAL MATTERS

Certain legal matters relating to the offering of the Securities will be passed upon on behalf of the Company by Stikeman Elliott LLP, Vancouver, British Columbia, with respect to Canadian legal matters, and by Dorsey & Whitney LLP, Seattle, Washington, with respect to U.S. legal matters. Counsel named in the applicable Prospectus Supplement will pass upon legal matters for any underwriters or agents.

AGENT FOR SERVICE OF PROCESS

Mr. Marty Neese, director of the Company, resides outside of Canada and has appointed the following agent for service of process in Canada:

Name of Person	Name and Address of Agent
Mr. Marty Neese	152928 Canada Inc. c/o Stikeman Elliott LLP Suite 1700, 666 Burrard Street Vancouver, BC V6C 2X8

Purchasers are advised that it may not be possible for investors to enforce judgements obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

AUDITORS

Our financial statements as at December 31, 2015 and 2014 and for the years then ended incorporated by reference into this Prospectus have been audited by KPMG LLP, independent auditors, as indicated in their report dated February 24, 2016, which are also incorporated by reference herein, and are incorporated herein in reliance upon the authority of said firm as experts in accounting and auditing. The Company’s auditors, KPMG LLP, have confirmed that they are independent with respect to the Company within the meaning of the relevant rules and related interpretations proscribed by the relevant professional bodies in Canada and any applicable legislation or regulations and that they are independent accountants with respect to the Company under all relevant U.S. professional and regulatory standards.

PROSPECTUS SUPPLEMENT

June 20, 2016